UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2012

This report on Form 6-K is being furnished for the purpose of providing a copy of the registrant’s unaudited condensed consolidated financial statements as of and for the three months ended September 30, 2012 (the “Consolidated Financial Statements”). The Consolidated Financial Statements are presented in Chilean pesos and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in

2

these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

3

Cencosud S.A. and subsidiaries

Unaudited condensed interim consolidated statements of financial position

Assets	Note	As of September 30, 2012	As of December 31, 2011
		ThCh$	ThCh$
Current assets
Cash and cash equivalents		100,931,648	145,315,474
Other financial assets, current	5	53,748,950	221,929,204
Other non-financial assets, current		11,924,902	12,258,841
Trade receivables and other receivables	6	918,304,627	930,380,707
Receivables from related entities, current		881,314	82,334
Inventory	8	800,795,099	769,472,451
Current tax assets		18,757,108	6,962,369

Total current assets		1,905,343,648	2,086,401,380

Non-current assets
Other financial assets, non-current	5	34,215,038	46,979,614
Other non-financial assets, non-current		38,727,342	35,051,959
Trade receivable and other receivables, non-current	6	143,278,383	194,443,515
Equity method investment		40,503,387	38,830,440
Intangible assets other than goodwill	9	535,787,966	526,687,793
Goodwill	9	1,062,690,613	1,001,778,510
Property, plant and equipment	10	2,334,210,654	2,260,289,190
Non - current tax assets		9,390,985	—
Investment property	11	1,412,116,280	1,310,143,075
Deferred income tax assets		201,265,673	154,163,285

Total non-current assets		5,812,186,321	5,568,367,381

Total assets		7,717,529,969	7,654,768,761

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim consolidated statements of financial position

Net equity and liabilities	Note	As of September 30, 2012	As of December 31, 2011
		ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	12	473,648,537	578,822,842
Trade payables and other payables		1,426,417,618	1,550,820,719
Payables to related entities, current		1,001,931	1,447,631
Provisions and other liabilities	13	38,909,710	17,474,709
Current income tax liabilities		27,447,086	40,490,319
Current provision for employee benefits		81,616,426	68,649,874
Other non-financial liabilities, current		57,668,417	71,050,305

Total current liabilities		2,106,709,725	2,328,756,399

Non-current liabilities
Other financial liabilities,	12	1,804,717,388	1,872,951,008
Trade accounts payables		8,684,426	11,150,691
Provisions and other liabilities	13	79,642,194	83,468,436
Deferred income tax liabilities		348,411,645	313,047,122
Other non-financial liabilities, non-current		70,890,222	82,721,789

Total non-current liabilities		2,312,345,875	2,363,339,046

Total liabilities		4,419,055,600	4,692,095,445

Net equity
Paid-in capital	14	1,791,804,431	927,804,431
Retained earnings		1,790,333,505	1,672,499,973
Issuance premium		237,348,426	477,341,095
Other reserves		(522,349,392)	(202,722,478)

Equity attributable to controlling shareholders		3,297,136,970	2,874,923,021

Non-controlling interest		1,337,399	87,750,295

Total net equity		3,298,474,369	2,962,673,316

Total net equity and liabilities		7,717,529,969	7,654,768,761

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim consolidated statements of income by function

		For the nine month period ended September 30,		For the three month period ended September 30,
Statement of income	Note	2012	2011	2012	2011
		ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	16	6,568,429,429	5,409,116,270	2,201,736,004	1,863.268,278
Cost of sales	15	(4,715,819,575)	(3,855,615,187)	(1,576,344,502)	(1,335,447,848)

Gross margin		1,852,609,854	1,553,501,083	625,391,502	527,820,430

Other income by function	15	61,926,818	34,322,942	20,005,475	10,283,562
Distribution cost	15	(14,544,158)	(10,358,491)	(4,982,027)	(3,568,401)
Administrative expenses	15	(1,394,357,020)	(1,085,612,284)	(469,130,706)	(377,387,854)
Other expenses by function	15	(111,780,095)	(98,941,130)	(35,990,616)	(32,638,450)
Other (losses) gain, net	15	(8,307,104)	(5,657,492)	204,223	(2,999,630)

Operating results		385,548,295	387,254,628	135,497,851	121,509,657

Financial income	15	6,784,883	8,373,192	2,096,607	2,459,773
Financial expenses	15	(146,316,852)	(103,584,774)	(48,302,982)	(34,301,330)
Losses from indexation	15	(16,680,676)	(21,721,512)	1,246,937	910,193
Exchange differences	15	3,880,490	(10,073,534)	6,487,057	(8,116,395)
Participation in profit or loss of equity method associates		3,486,895	2,599,522	(2,652,045)	(4,944,745)

Profit before tax		236,703,035	262,847,522	94,373,425	77,517,153
Income tax		(76,212,665)	(73,853,079)	(27,460,794)	(21,754,759)

Profit from ongoing operations		160,490,370	188,994,443	66,912,631	55,762,394

Profit attributable to controlling interest		157,082,263	180,836,886	66,499,876	53,512,182
Profit attributable to non–controlling interest		3,408,107	8,157,557	412,755	2,250,212

Net income		160,490,370	188,994,443	66,912,631	55,762,394

Earnings per share
Basic earnings per share		67.5	79.9	28.6	23.6
Diluted earnings per share		66.8	79.1	28.3	23.4

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim consolidated statements of comprehensive income by function

	For the nine month period ended September 30,		For the three month period ended September 30,
	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$
Net income	160,490,370	188,994,443	66,912,631	55,762,394
Other comprehensive income and expenses debited or credited in equity	—	—	—	—
Foreign currency translation adjustments	(271,558,654)	71,213,648	(138,741,425)	44,915,318
Cash flow hedge	12,611,753	6,329,553	8,194,241	7,815,416
Income tax related to cash flow hedge presented in other comprehensive income	(2,522,351)	(1,076,024)	(1,771,374)	(1,328,621)

Total other comprehensive income (loss)	(261,469,252)	76,467,177	(132,318,558)	51,402,113

Total comprehensive income (loss)	(100,978,882)	265,461,620	(65,405,927)	107,164,507

Comprehensive income and expense attributable to controlling shareholders	(96,285,115)	252,355,718	(57,716,808)	97,413,871
Non-controlling shareholders	(4,693,767)	13,105,902	(7,689,119)	9,750,636

Total comprehensive income (loss)	(100,978,882)	265,461,620	(65,405,927)	107,164,507

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim consolidated statements of changes in equity

For the nine-months period ended September 30, 2012

	Paid-in capital	Issuance premiums	Translation reserves	Hedge reserves	Other reserves	Total reserves	Changes in retained earnings	Changes in equity attributable to parent company shareholders	Change in non- controlling interest	Change in net equity total
Opening balance as of January 1, 2012	927,804,431	477,341,095	(233,050,928)	9,825,606	20,502,844	(202,722,478)	1,672,499,973	2,874,923,021	87,750,295	2,962,673,316

Change in equity:
Comprehensive income:
Net income	—	—	—	—	—	—	157,082,263	157,082,263	3,408,107	160,490,370
Other comprehensive income	—	—	(263,456,780)	10,089,402	—	(253,367,378)	—	(253,367,378)	(8,101,874)	(261,469,252)

Total comprehensive income	—	—	(263,456,780)	10,089,402	—	(253,367,378)	157,082,263	(96,285,115)	(4,693,767)	(100,978,882)

Transactions with owners Share issuance	864,000,000	(239,992,669)	—	—	—	—	—	624,007,331		624,007,331
Dividends	—		—	—	—	—	(39,248,731)	(39,248,731)		(39,248,731)
Option (call-put)	—	—	—	—	92,991,292	92,991,292	—	92,991,292		92,991,292
Stock option			—	—	1,723,172	1,723,172	—	1,723,172		1,723,172

Increase (decrease) due to changes in ownership interest without a loss of control	—	—	—	—	(160,974,000)	(160,974,000)	—	(160,974,000)	(81,719,129)	(242,693,129)

Total transactions with owners	864,000,000	(239,992,669)	—	—	(66,259,536)	(66,259,536)	(39,248,731)	518,499,064	(81,719,129)	436,779,935

Total change in equity	864,000,000	(239,992,669)	(263,456,780)	10,089,402	(66,259,536)	(319,626,914)	117,833,532	422,213,949	(86,412,896)	335,801,053

Ending balance, as of September 30, 2012	1,791,804,431	237,348,426	(496,507,708)	19,915,008	(45,756,692)	(522,349,392)	1,790,333,505	3,297,136,970	1,337,399	3,298,474,369

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim consolidated statements of changes in equity

For the nine-months period ended September 30, 2011

	Paid-in capital	Issuance premiums	Translation reserves	Hedge reserves	Other reserves	other reserves	Changes in retained earnings	Changes in equity attributable to parent company shareholders	Change in non- controlling interest	Change in net equity total
Opening balance as of January 1, 2011	927,804,431	477,341,095	(310,945,441)	5,004,529	56,225,241	(249,715,671)	1,459,277,564	2,614,707,419	74,885,760	2,689,593,179

Change in equity:
Comprehensive income:
Net income	—	—	—	—	—	—	180,836,886	180,836,886	8,157,557	188,994,443
Other comprehensive income	—	—	66,265,303	5,253,529	—	71,518,832	—	71,518,832	4,948,345	76,467,177

Total comprehensive income	—	—	66,265,303	5,253,529	—	71,518,832	180,836,886	252,355,718	13,105,902	265,461,620

Transactions with owners:

Dividends	—	—	—	—	—	—	(52,297,685)	(52,297,685)	—	(52,297,685)
Option (call-put)					(32,042,312)	(32,042,312)		(32,042,312)	—	(32,042,312)

Stock option	—	—	—	—	1,723,173	1,723,173	—	1,723,173	—	1,723,173
Other increase to net equity	—	—	—	—	1,295,760	1,295,760	—	1,295,760	—	1,295,760

Total transactions with owner	—	—	—	—	(29,023,379)	(29,023,379)	(52,297,685)	(81,321,064)	—	(81,321,064)

Total change in equity	—	—	66,265,303	5,253,529	(29,023,379)	42,495,453	128,539,201	171,034,654	13,105,902	184,140,556

Ending balance, as of September 30, 2011	927,804,431	477,341,095	(244,680,138)	10,258,058	27,201,862	(207,220,218)	1,587,816,765	2,785,742,073	87,991,662	2,873,733,735

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim consolidated statements of cash flows

	For the nine month period ended September 30,
	2012	2011
	ThCh$	ThCh$
Cash flows from (used in) operating activities

Types of revenues from operating activities
Revenue from sale of goods & provision of services	7,707,622,995	6,498,038,706
Proceeds from royalties, installments, commissions and other ordinary activities	944,077	5,151,612
Other operating activity	9,293,618	9,423,127

Types of payments
Payments to suppliers for supply of goods & services	(6,144,572,801)	(5,203,954,235)
Payments to and on behalf of personnel	(824,394,571)	(632,071,330)
Other operating payments	(380,554,639)	(316,650,435)
Interest paid	(7,261,105)	(505,437)
Interest received	1,508,134	657,920
Taxes paid	(62,776,438)	(34,235,166)
Other cash inflows	11,713,243	10,273,431

Net cash flow from operating activities	311,522,513	336,128,193

Cash flows from (used in) investment activities
Purchase of participation in subsidiaries,	(362,082,746)	—
Proceeds from sales of property, plant & equipment	14,306,034	1,620,682
Purchases of property, plant & equipment	(436,666,308)	(395,590,605)
Purchases of intangible assets	(7,330,946)	(767,378)
Dividends received	905,541	655,228
Interest received	2,075,895	2,249,232
Other financial assets-mutual funds	2,607,733	59,174,441

Net cash flow used in investment activities	(786,184,797)	(332,658,400)

Cash flows from (used in) financing activities
Proceeds from Share Issuance	632,987,359	—

Proceeds from borrowing at long–term	433,559,458	1,067,189,284
Proceeds from borrowing at short–term	1,900,932,039	479,632,159

Total loan proceeds from borrowing	2,334,491,497	1,546,821,443
Repayments of borrowing	(2,334,615,691)	(1,310,754,128)
Dividends paid	(53,259,383)	(55,713,543)
Interest paid	(141,081,850)	(86,747,759)
Other cash outflows	(8,980,028)	(1,190,636)

Net cash flow from financing activities	429,541,904	92,415,377

Net decrease in cash and cash equivalents before the effect of variations	(45,120,380)	95,885,170
Effects of variations in the exchange rate on cash and cash equivalents	736,554	3,217,568

Net decrease in cash and cash equivalents	(44,383,826)	99,102,738
Cash and cash equivalents at the beginning of the year	145,315,474	108,122,284

Cash and cash equivalents at the end of the period	100,931,648	207,225,022

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Notes to the unaudited interim condensed consolidated financial statements

Note 1—General information

Cencosud S.A. (hereinafter “Cencosud Group,” “the Company,” “the Holding,” “the Group”) taxpayer ID number 93.834.000-5 is a public corporation with an indefinite life, with its legal residence at Avda. Kennedy 9001, 4th floor, Las Condes, Santiago, Chile.

Cencosud S.A. is a public company registered with the Chilean Superintendency of Securities and Insurance (SVS), under No.743, whose shares are quoted in Chile on the Stock Brokers-Stock Exchange (Valparaíso), the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted on the United States of America Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (ADRs).

Cencosud S.A. is a retail operator in Latin America, which has active operations in Chile, Argentina, Brazil, Colombia and Peru, where it has developed a successful multi-format and multi-brand strategy reaching sales of ThCh$ 6,568,429,429 for the period of nine months ended September 30, 2012.

The Company’s operations include supermarkets, hypermarkets, home improvement stores, department stores, shopping centers, as well as real estate development and financial services. The Company serves to the retail consumption needs of over 180 million customers.

Additionally, the Company operates other lines of business that complement its main retail operations, such as insurance brokerage, a travel agency, customer loyalty services and family entertainment centers. All of these services have gained recognition and prestige among customers, with brands that excel at quality and service.

These condensed consolidated interim financial information was approved for issue on November 19th, 2012.

These condensed consolidated interim financial information is unaudited.

These Cencosud Group is controlled by the Paulmann family (60.789% ownership interest).

Note 2—Summary of the main accounting policies

2.1 Basis of preparation

These condensed consolidated interim financial information for the nine months ended September 30, 2012 and 2011 has been prepared in accordance with IAS 34, “Interim financial reporting.” The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December, 2011, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the “International Accounting Standards Board”.

The Consolidated financial statements have been prepared under the historic-cost basis, as modified by revaluation at fair value of certain financial instruments, derivative instruments and investments property.

Regarding the bussines combination with Johnson´s, as of September 30, 2012 the company is still in the measurement period, so has retrospectively adjusted the provisional amounts recognized at the acquisition date to December 31, 2011. (See Note 9).

2.2 New and amended standards and interpretations

There are no IFRS or IFRIC interpretations that are effective for the first time for the financial year beginning on or after January 1, 2012, that would have a material impact on the group.

The new standards, interpretations and amendments that have been issued but are not in force for the 2012 period and for which early adoption has not been exercised, will not have material impact on the financial statements of the Company.

The following are the new standards interpretations and amendments that have been issued but are not in force for the 2012 period and for which early adoption has not been exercised.

Standards and Interpretations	Mandatory for annual periods beginning

IAS 19 Revised “Employee Benefits”

Issued in June 2011, it replaces IAS 19 (1998). This revised standard modifies the recognition and measurement of expenses for defined benefit plans and termination benefits. In addition, it includes modifications to disclosures of all employee benefits.

01/01/2013

IAS 27 “Separate Financial Statements”

Issued in May 2011, it replaces IAS 27 (2008). The scope of this standard is restricted by this modification to only in the individual financial statements, because the aspects related to the definition of control and consolidation were removed and included in IFRS 10. Its early adoption is permitted together with IFRS 10, IFRS 11 and IFRS 12, as well as the modification to IAS 28.

01/01/2013

IFRS 9 “Financial Instruments”

Issued in December 2009, it modifies the classification and measurement of financial assets. This standard was later modified in November 2010 to include the treatment and classification of financial liabilities. Early adoption is permitted.

01/01/2013 This standard was modified in December 2011 and its application has been deferred until January 1st 2015.

IFRS 10 “Consolidated Financial Statements”

Issued in May 2011, it replaces SIC 12 “Consolidation of Special Purpose Entities” and parts of IAS 27 “Consolidated Financial Statements.” It establishes clarifications and new parameters for the definition of control, as well as the principles for preparing consolidated financial statements. Its early adoption is permitted together with IFRS 11 and IFRS 12, as well as the modifications to IAS 27 and 28.

01/01/2013

IFRS 11 “Joint Arrangements”

Issued in May 2011, it replaces IAS 31 “Interests in Joint Ventures” and SIC 13 “Jointly Controlled Entities.” Its modifications include eliminating the concept of jointly controlled assets and the possibility of proportionate consolidation for jointly controlled entities. Its early adoption is permitted together with IFRS 10 and IFRS 12, as well as the modifications to IAS 27 and 28.

01/01/2013

Standards and Interpretations	Mandatory for annual periods beginning

IFRS 12 “Disclosures of Interests in Other Entities”

Issued in May 2011, it applies to those entities that hold investments in subsidiaries, joint ventures and associates. Its early adoption is permitted together with IFRS 10 and IFRS 11, as well as the modifications to IAS 27 and 28.

01/01/2013

IFRS 13 “Fair Value Measurement”

Issued in May 2011, it unifies the standards for measuring how the fair value of assets and liabilities should be measured and the necessary disclosures, and incorporates new concepts and clarifications for their measurement.

01/01/2013

IFRIC 20 ““Stripping Costs” in the Production Phase of a Surface Mine

Issued in October 2011, it states that in surface mining operations, entities may find it necessary to remove mine waste materials (‘overburden’) to gain access to mineral ore deposits. This waste removal activity is known as ‘stripping benefits’. There can be two benefits accruing to the entity from the stripping activity: usable or that can be used to produce inventory and improved access to additional quantities of material that will be mined in future periods. Additionally, the interpretation requires to the mining companies to record the “stripping costs” against accumulated gains when the costs of the stripping activity asset and the inventory produced are not separately identifiable.

01/01/2013

Amendments and Improvements	Mandatory for annual periods beginning

IAS 28 “Investments in Associates and Joint Ventures”

Issued in May 2011, it regulates the accounting treatment of these investments by applying the equity method. Its early adoption is permitted together with IFRS 10, IFRS 11 and IFRS 12, as well as the modification to IAS 27.

01/01/2013

Management is evaluating the possible implication of the aforementioned standards coming into force.

2.3 Accounting policies

The accounting policies adopted are consistent with those of the previous financial year, except as described below.

Taxes on income in the interim periods are accrued using the effective tax rate that would be applicable to expected total annual income before tax.

2.4 Income taxes

On September 27, 2012, the Official Gazzete in Chile published Law number 20,630 that “improves the tax law and finances the educational reform.” Within the important tax reforms that this law contains, the corporate income tax rate to be declared and paid for fiscal year 2012 was modified.

The above implies that the income tax rate for Chile is 20% for fiscal year 2012. Therefore, for the close of the financial statements as of September 30, 2012, a tax rate of 20% has been considered in the determination of the income tax provision and deferred taxes.

As such, as of September 30, 2012, the Company presents the tax expense considering the rate increase from 17% to 20%, which results in the recognition of a greater tax expense by ThCh $ 4,173,967.

Income tax expense for the nine month periods ended to September 30, 2012 and 2011 was determined using an effective income tax rate of 32% and 28%, respectively.

2.5 Seasonability

The Company experiences distinct seasonal sales patterns at supermarkets due to heightened consumer activity throughout the Christmas and New Year holiday season, as well as during the beginning of each school year in March. During these periods, the Company promotes the sale of non-food items particularly by discounting imported goods, such as toys throughout the Christmas holiday season, and school supplies during the back-to-school period. Conversely, the Company usually experience a decrease in sales during the summer vacation months of January and February.

The Company does not experience significant seasonality in the home improvement sector.

Department stores have also experienced historically distinct seasonal sales patterns due to heightened consumer activity throughout the Christmas and New Year holiday season. As a result, the strongest quarter in terms of sales is the fourth quarter,

Shopping center revenues generally increase during the Christmas and New Year holiday season, reflecting the seasonal sales peak for shopping centers

Note 3—Risk management policies

The Company’s activities are expose to a variety of financial risks: market risk (including interest rate risk and foreign exchange rate risk), credit risk and liquidity risk.

The unaudited condensed interim consolidated financial statements do not include all financial risk management information and disclosure required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2011.

On June 29, 2012, in connection with the purchase by the Company of the remaining 38.6062% interest in Jumbo Retail Argentina S.A. from UBS A.G. London Branch, Cencosud S.A. and UBS A.G. London Branch agreed to terminate the purchase option (call) and put option (put) and associated rights and obligations between the parties.The accounting effects of this decision are recognized in equity under “other reserves.” (see note 14)

There have been no changes in the risk management policies and procedures since year end.

3.1 Valuation methodology (initially and subsequently)

Financial instruments that have been accounted for at fair value in the statement of financial position as of September 30, 2012 and December 31, 2011 have been measured using the methodologies set forth in IAS 39. Taking into account the nature and characteristics of the instruments maintained in its portfolio, the Company classifies its valuation methodologies in the three following levels:

Level I: Quoted values or prices in active markets for directly observable and identical assets and liabilities.

Level II: Inputs from valuation sources other than those derived from quoted values from Level I, but observable in the market for assets and liabilities, either directly (prices) or indirectly (obtained from prices).

Level III: Inputs for assets or liabilities that are not based on observable market data.

Currently, the valuation process involves internally developed valuation techniques, for which parameters and observable market inputs are used, mainly using the present value methodology.

The table below presents the percentage of financial instruments, classified under each level, compared to their total value.

As of September 30, 2012

				Classification level				Amortized cost
Classification	Group	Type	Note	Value	Level I	Level II	Level III
				ThCh$	%	%	%	%
At fair value through profit and loss	Mutual funds derivatives	Mutual fund shares	5	39,787,454	100	—	—
		Derivatives at fair value with changes in results Forwards	5	16,025	—	—	—	—
		Call option (call)	5	—	—	—	—	—
	Other financial instrument
		Shares	5	35,562	100	—	—	—
		Highly liquid financial instruments	5	13,909,909	—	—	—	100
		Other financial investments	5	834,062	100
At maturity				—

Credit cards and trade receivables, net	Cash and cash equivalents	Cash balances		41,931,269	—	—	—	100
		Bank balances		57,559,804	—	—	—	100
		Short-term deposits		1,440,575		—	—	100
	Receivables	Credit card and trade receivables, net	6	1,061,583,010	—	—	—	100
	Receivables from related entities	Receivables from related entities, current		881,314	—	—	—	100
	Tax assets	Tax assets, current		18,757,108	—	—	—	100
Available-for-sale				—	—	—	—	—
Financial liabilities and payables	Bank loans	Current	12	298,022,527		—	—	100
		Non-current	12	528,870,525	—	—	—	100
	Bonds payable	Current	12	17,198,502	—	—	—	100
		Non-current	12	1,105,219,007	—	—	—	100
	Other loans (lease)	Current	12	5,555,957	—	—	—	100
		Non-current	12	21,048,916	—	—	—	100
	Deposits and savings Accounts	Current	12	122,423,133	—	—	—	100
		Non-current	12	43,323,714	—	—	—	100
	Debt purchase Bretas-Prezunic	Current	12	20,004,784	—	—	—	100
		Non-current	12	88,369,471	—	—	—	100
	Letters of credit	Current	12	10,307,345	—	—	—	100
	Trade payables	Current	13	1,274,229,626	—	—	—	100
		Non-current	—	8,684,426	—	—	—	100
					—	—	—	100
	Withholding taxes	Current	—	151,832,241	—	—	—	100
	Lease liabilities	Current	—	355,751	—	—	—	100
	Other payables	Current	—	1,001,931		—	—	100
	Payables to related entities	Current		27,447,086	—	—	—	100
	Tax liabilities	Current		8,431,840	—	—	—	100
	Other financial liabilities	Cross currency swaps	12	—	—	—	—	—

		Put options (*)	12	—	—	—	—	—

Hedges	Hedging derivatives	Cash flow hedging liabilities	12	9,335,287	—	100	—	—
		Fair value hedging liabilities	12	254,917	—	100	—	—
		Cash flow hedging assets	5	16,427,259	—	100	—	—
		Fair values hedging assets	5	16,953,717	—	100	—	—

(*)	Calculated in accordance with IAS 32 as the net present value of the redemption amount

As of December 31, 2011

				Classification level				Amortized Cost
Classification	Group	Type	Note	Value	Level I	Level II	Level III
				ThCh$	%	%	%	%
At fair value through Profit and loss	Mutual funds	Mutual fund shares	5	43,067,809	100	—	—	—
	Derivatives	Derivatives at fair value with changes in results	5	2,060,000		100	—	—
		Call option (call)	5	171,402,489			100	—
	Other financial	Shares	5	36,891	100	—	—	—
	Instrument	Highly liquid financial instruments	5	5,362,015	—	—	—	100
At maturity Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances		48,823,361	—	—	—	100
		Bank balances		76,287,432	—	—	—	100
		Short-term deposits		20,204,681	—	—	—	100
	Receivables	Credit card and trade receivables, net	6	1,124,824,222	—	—	—	100
	Receivables from related entities	Receivables from related entities, current		82,334	—	—	—	100
	Tax assets	Tax assets, current		6,962,369	—	—	—	100
Available –for –sale				—	—	—	—	—
Financial liabilities and payables	Bank loans	Current	12	156,345,921	—	—	—	100
		Non-Current	12	645,878,724	—	—	—	100
	Bonds payable	Current	12	24,531,922	—	—	—	100
		Non-Current	12	1,141,130,894	—	—	—	100
	Other loans (lease)	Current	12	4,571,948	—	—	—	100
		Non-Current	12	16,372,497	—	—	—	100
	Deposits and savings Accounts	Current	12	135,423,328	—	—	—	100
		Non-Current	12	10,849,475	—	—	—	100
	Debt purchase Bretas	Non-Current	12	57,126,496	—	—	—	100
	Letters of credit	Current	12	10,722,087	—	—	—	100
	Trade payables	Current	—	1,388,459,617	—	—	—	100
		Non-Current	—	11,150,691	—	—	—	100
	Withholding taxes	Current	—	158,078,423	—	—	—	100
	Lease liabilities	Current	—	3,282,468	—	—	—	100
	Other payables	Current	—	1,000,211	—	—	—	100
	Payables to related entities	Current		1,447,631	—	—	—	100
	Tax liabilities	Current		40,490,319	—	—	—	100
	Other financial liabilities	Cross currency swaps	12	5,150,270	—	100	—	100
		Put options (*)	12	240,955,817	—	100	—	—
Hedges	Hedging derivatives	Cash flow hedging liabilities	12	2,111,594	—	100	—	—
		Fair value hedging liabilities	12	602,877	—	100	—	—
		Cash flow hedging assets	5	32,065,119	—	100	—	—
		Fair values hedging assets	5	14,914,495	—	100	—	—

(*)	Calculated in accordance with IAS 32 as the net present value of the redemption amount

Level I instruments are accounted from prices in an active market for directly observable and identical assets and liabilities.

Instruments classified as Level II consist mainly of interest rate and cross currency swaps that have been valued by discounting the future cash flows stipulated in the contract for both the asset and liability component of each instrument. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each component and inferred from transactions involving risk-free instruments in the relevant market. Instruments classified as Level III consist mainly of options contracts and financial derivatives. The fair value of these instruments has been determined using the net present value of discounted cash flows from the underlying asset and an analysis of market comparables.

In order to estimate the fair value of debt instruments not accounted for at amortized cost, the Company has estimated the cash flows from variable interest obligations using relevant swap curves. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each obligation and corresponds to the risk-free curve in the relevant market plus a credit spread inferred from the initial contractual conditions of each obligation.

3.2 Reclassifications

As of the end of this reporting period, the Company has not reclassified any entries in the aforementioned financial instrument categories.

Note 4—Estimates, judgement or criteria applied by management

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant processes employed made by management in applying the group’s accounting policies and the key sources of uncertainty with regard to estimation were the same as those that applied to the consolidated financial statements for the year ended December 31, 2011, with the exception of changes in estimates that are required in determining the provision for income taxes (see 2.4).

Note 5—Other financial assets, current and non current

The composition of this item as of September 30, 2012 and December 31, 2011 is as follows:

Other financial assets, current	As of September 30, 2012	As of December 31, 2011
	ThCh$	ThCh$
Shares	35,562	36,891
Mutual Funds Shares	39,787,454	43,067,809
Derivatives at fair value through profit and loss	16,025	2,060,000
Highly liquid financial instruments	13,909,909	5,362,015
Call option (*)	—	171,402,489

Total other financial assets, current	53,748,950	221,929,204

Other financial assets, non-current	As of September 30, 2012	As of December 31, 2011
	ThCh$	ThCh$
Hedging derivatives	33,380,976	46,979,614
Long term Financial Investments	834,062	—

Total other financial assets, non-current	34,215,038	46,979,614

Mutual Funds shares are mainly fixed rate investments.

(*)	On June 29, 2012, in connection with the purchase by the Company of the remaining 38.6062% interest in Jumbo Retail Argentina S.A. from UBS A.G. London Branch, Cencosud S.A. and UBS A.G. London Branch agreed to terminate the purchase option (call) and put option (put) and associated rights and obligations between the parties. The accounting effects of this decision are recognized in equity under “other reserves”, for an amount of ThCh$ 160,974,000.

Note 6—Trade receivables and other receivables

Trade receivables and other receivables as of September 30, 2012 and December 31, 2011 are as follows:

Trade receivables and other receivables, net, current	As of September 30, 2012	As of December 31, 2011
	ThCh$	ThCh$
Trade receivables net, current	137,728,646	130,061,944
Credit card receivables net, current	455,220,595	496,758,427
Other receivables, net, current	282,257,706	287,019,174
Letters of credit loans	503,533	728,625
Consumer installment credit	42,594,147	15,812,537

Total	918,304,627	930,380,707

Trade receivables and other receivables, net, non-current	As of September 30, 2012	As of December 31, 2011
	ThCh$	ThCh$
Trade receivables net,	226,221	304,780
Credit card receivables net,	51,705,406	70,615,145
Other receivables, net,	14,457,215	8,807,825
Letters of credit loans	12,128,069	10,802,064
Consumer installment credit	64,761,472	103,913,701

Total	143,278,383	194,443,515

Trade receivables and other receivables, gross, current	As of September 30, 2012	As of December 31, 2011
	ThCh$	ThCh$
Trade receivables gross, current	151,218,343	148,214,060
Credit card receivables gross, current	505,712,089	555,800,756
Other receivables gross, current	296,060,030	297,707,299
Letters of credit loans	835,924	728,625
Consumer installment credit	54,524,317	27,577,540

Total	1,008,350,703	1,030,028,280

Trade receivables and other receivables, gross, non-current	As of September 30, 2012	As of December 31, 2011
	ThCh$	ThCh$
Trade receivables gross,	226,221	304,780
Credit card receivables gross,	51,705,406	70,615,145
Other receivables gross,	14,457,215	8,807,825
Letters of credit loans	12,128,069	10,802,064
Consumer installment credit	64,761,472	103,913,701

Total	143,278,383	194,443,515

Trade receivables and other receivables close to maturity	As of September 30, 2012	As of December 31, 2011
	ThCh$	ThCh$
Maturing in less than three months	595,593,089	630,485,364
Maturing between three and six months	88,904,243	69,940,662
Maturing between six and twelve months	110,035,778	101,265,124
Maturing in more than twelve months	143,278,383	194,443,515

Total	937,811,493	996,134,665

The maturity of past due trade receivables as of September 30, 2012 and December 31, 2011 is as follows:

Trade receivables fully matured but not impaired	As of September 30, 2012	As of December 31, 2011
	ThCh$	ThCh$
Maturing in less than three months	158,884,181	159,215,632
Maturing between three and six months	33,406,302	34,361,276
Maturing between six and twelve months	6,521,405	14,061,808
Maturing in more than twelve months	15,005,704	20,698,414

Total	213,817,592	228,337,130

The roll-forward of the bad debt allowance is as follows:

Change in bad debt allowance	As of September 30, 2012	As of December 31, 2011
	ThCh$	ThCh$
Initial balance	99,647,573	63,083,764
Increase in reserve	86,301,054	114,175,472
Increase for business combination	—	15,350,400
Reserve uses	(32,399,961)	(68,835,977)
Decreases in reserve	(63,502,590)	(24,126,086)

Total	90,046,076	99,647,573

The maximum exposure to credit risk at the date of the report is the book value in each category of the trade account. The Company does not request collateral as a guarantee.

Note 7—Transactions with related parties

Transactions with related companies are based on immediate payment or collection or with a term of up to 30 days, and are not subject to special conditions. These operations comply with what is established in Articles 44 and 49 of Law N° 18,046 that regulates Chilean Corporations and are not material in the period.

7.1 Board of Directors and key management of the Company

The Board of Directors as of September 30, 2012 is comprised of the following people:

Board of Directors	Role	Profession
Horst Paulmann Kemna	President	Businessman
Heike Paulmann Koepfer	Director	Commercial Engineer
Peter Paulmann Koepfer	Director	Commercial Engineer
Roberto Oscar Philipps	Director	National Public Accountant
Cristian Eyzaguirre Johnston	Director	Economist
Sven Von Appen Behrmann	Director	Businessman
Erasmo Wong Lu	Director	Civil Engineer
David Gallagher Patrickson	Director	Economist
Julio Moura	Director	Engineer

Key management of the Company as of September 30, 2012 is composed of the following people:

Senior management	Position	Profession
Daniel Rodríguez	Corporate General Manager	Forest Engineer
Carlos Mechetti	Corporate Manager of Legal Matters	Attorney at law
Bronislao Jandzio	Corporate Audit Manager	Business Administrator
Pablo Castillo	Manager of Supermarkets Division	Commercial Engineer
Carlos Wulf	Manager of Homecenter Division	Naval Engineer
Renato Fernández	Manager of Corporate Affairs	Journalist
Jaime Soler	Manager of Department Stores Division	Commercial Engineer
Renzo Paonessa	Manager of Real Estate Division	Commercial Engineer
Marcelo Reyes	Corporate Risk Managing Director	Commercial Engineer
Patricio Rivas	Manager of Financial Retail Division	Commercial Engineer
Pietro Illuminati	Manager of Procurement	Industrial Engineer
Mauricio Soto	Corporate Digital Clients and Business Manager	Commercial Engineer
Rodrigo Hetz	Corporate Human Resources Management	Industrial Engineer
Andres Artigas	Corporate I T Manager	Industrial Engineer
Juan Manuel Parada	Chief Financial Officer	Business Administrator
Nicolas Larco	Corporate Acquisitions and Investments Manager	Economist

7.2 Board of Directors compensation

In accordance with Article 33 of Law N° 18,046 in regards to Corporations, the Ordinary Shareholders’ Meeting held on April 24, 2012, set the following amounts for the 2012 period:

•

Fees paid for attending Board sessions: payment of UF 200 (equivalents to ThCh$ 4,518) each month for those holding the position of Director of the Board and twice this amount for the President and Vice-president of the Board, if and only if they attend a minimum of 10 ordinary sessions each year.

•	Fees paid for attending the Directors’ Committee: payment to each Director of UF 67 (equivalents to ThCh$ 1,514) for each session they attend.

The details of the amount paid to Directors for the nine-month periods ended September 30, 2012, and September 30, 2011, is as follows:

		For the period ended September 30,
Name	Role	2012	2011
		ThCh$	ThCh$
Horst Paulmann Kemna	Chairman	76,740	65,482
Heike Paulmann Koepfer	Director	43,588	43,404
Peter Paulmann Koepfer	Director	38,368	32,879
Bruno Philippi Irarrázaval	Director	—	25,440
Roberto Oscar Philipps	Director	51,157	33,085
Cristián Eyzaguirre Johnston	Director	51,157	42,961
Sven von Appen Behmann	Director	38,368	32,802
Erasmo Wong Lu Vega	Director	38,368	33,085
Julio Moura Neto	Director	38,368	7,352
David Gallagher Patrickson	Director	51,157	29,185

Total		427,271	345,675

7.3 Compensation paid to senior management

	For the period ended September 30,
Key management compensation	2012	2011
	ThCh$	ThCh$
Salary and other short term employee benefits	4,495,000	3,646,000
Share-based payments	328,544	332,373

Total	4,823,544	3,978,373

The Cencosud Group has established an incentive plan, which rewards management for the achievement of individual objectives in the achievement of the Company’s results. These incentives are structured as a minimum and a maximum of gross compensation and are paid once a year.

Note 8—Inventory

The composition of this item as of September 30, 2012 and December 31, 2011 is as follows:

Inventory category	As of September 30, 2012	As of December 31, 2011
	ThCh$	ThCh$
Raw materials	5,633,301	3,399,366
Goods	847,083,485	819,944,380
Finished goods	292,484	305,559
Provisions	(52,214,171)	(54,176,854)

Total	800,795,099	769,472,451

The composition of inventories by business as of September 30, 2012 and December 31, 2011 is as follows:

	As of September 30, 2012
Inventory category	Department Stores	Supermarkets	Home Improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw materials	2,824,138	2,809,163	—	5,633,301
Goods	151,567,652	457,615,216	185,686,446	794,869,314
Finished goods	50,887	241,597	—	292,484

Total	154,442,677	460,665,976	185,686,446	800,795,099

	As of December 31, 2011
Inventory category	Department Stores	Supermarkets	Home Improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw materials	706,255	2,693,111	—	3,399,366
Goods	132,257,450	442,339,991	191,170,085	765,767,526
Finished goods	—	305,559	—	305,559

Total	132,963,705	445,338,661	191,170,085	769,472,451

The Company periodically appraises its inventory at their net realizable value, by separating the inventory for each line of business and verifying the age, inventory turnover, sales prices and seasonality. Any adjustments are carried against income of the period.

The goods included in inventory are valued at the lower of the purchase price or production cost, net of allowance for obsolescence and net realizable value.

The portion of inventories recorded at its net realizable value is as follows:

	Inventories at net realizable value as of
	September 30, 2012	December 31, 2011
	ThCh$	ThCh$
Inventory	30,936,429	30,835,953

Total	30,936,429	30,835,953

The roll forward of Inventories at net realizable value is as follows:

	As of September 30, 2012	As of December 31, 2011
	ThCh$	ThCh$
Beginning Balance	30,835,953	23,942,264
Increase in inventories at net realizable value	216,963	(7,992,081)
Decrease in inventories at net realizable value	(116,487)	14,885,770

Total	30,936,429	30,835,953

Note 9—Intangible assets

9.1 Intangibles assets other than goodwill

Intangible assets are mainly composed of software and brands acquired in business combinations. The detail as of September 30, 2012 and December 31, 2011 is as follows:

	As of
Intangibles assets other than goodwill, net	September 30, 2012	December 31, 2011
	ThCh$	ThCh$
Finite life intangible assets, net	62,282,008	61,079,912
Indefinite life intangible assets, net	473,505,958	465,607,881

Intangible assets, net	535,787,966	526,687,793

Patents, Trademarks and other rights, net	473,505,958	465,607,881
Software (IT)	27,931,060	24,008,338
Other identifiable intangible assets, net	34,350,948	37,071,574

Identifiable intangible assets, net	535,787,966	526,687,793

Intangibles assets other than goodwill, gross	September 30, 2012	December 31, 2011
	ThCh$	ThCh$
Finite life intangible assets, gross	117,974,173	109,752,623
Indefinite life intangible assets, gross	473,505,958	465,607,881

Intangible assets, gross	591,480,131	575,360,504

Patents, trade marks and other rights, gross	473,505,958	465,607,881
Software (IT)	71,793,481	63,901,802
Other identifiable intangible assets, gross	46,180,692	45,850,821

Identifiable intangible assets, gross	591,480,131	575,360,504

Accumulated amortization and value impairment	September 30, 2012	December 31, 2011
	ThCh$	ThCh$
Finite life intangible assets	(55,692,165)	(48,672,711)
Indefinite life intangible assets	—	—

Intangible assets, gross	(55,692,165)	(48,672,711)

Software (IT)	(43,862,421)	(39,893,464)
Other identifiable intangible assets	(11,829,744)	(8,779,247)

Accumulated amortization and value impairment	(55,692,165)	(48,672,711)

Other identifiable intangible assets mainly correspond to customer’s database.

Regardings the treatment of intangibles with an indefinite life, the recoverable amount is estimated annually at each closing or more frequently if events or changes in circumstances indicate a potential impairment.

The roll-forward of intangible assets as of and for the nine months period ended September 30, 2012 is the following:

Intangible movements	Patents, trade marks and other rights	Applications (IT)	Other identifiable intangible assets	Intangible assets, net
	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance as of January 1, 2012	465,607,881	24,008,338	37,071,574	526,687,793
Additions	—	10,297,888	4,522,954	14,820,842
Acquisitions through business combination	21,238,010	—	—	21,238,010
Amortization	—	(3,968,957)	(3,050,497)	(7,019,454)
Increase (decrease) in foreign exchange	(13,339,933)	(2,406,209)	(4,193,083)	(19,939,225)

Balance at September 30, 2012	473,505,958	27,931,060	34,350,948	535,787,966

The roll-forward of intangible assets as of and for the year ended December 31, 2011 is the following:

Intangible movements	Patents, trade marks and other rights	Applications (IT)	Other identifiable intangible assets	Intangible assets, net
	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance as of January 1, 2011	411,972,146	23,981,589	10,607,654	446,561,389
Additions	—	4,727,407	428,383	5,155,790
Acquisitions through business combination	40,044,212	100,033	32,218,624	72,362,869
Amortization	—	(5,680,536)	(5,669,091)	(11,349,627)
Increase (decrease) in foreign exchange	13,591,523	433,351	(67,502)	13,957,372
Other increases (decreases)	—	446,494	(446,494)	—

Balance at December 31, 2011	465,607,881	24,008,338	37,071,574	526,687,793

The detail of the useful lives of intangible assets as of September 30, 2012 and December 31, 2011 is as follows:

Estimated useful lives or amortization rates used	Minimum life	Maximum life
Software products development costs	1	7
Patents, trademarks and other rights	Indefinite	Indefinite
Software (IT)	1	7
Other identifiable intangible assets	1	5

The details of the amounts of identifiable intangible assets that are individually significant as of September 30, 2012 is as follows:

Individually significant identifiable intangible assets	Book value 2012	Book value 2011	Remaining amortization period	Country of origin	Segment
	ThCh$	ThCh$
Paris Brand	326,363,010	326,363,010	Indefinite	Chile	Department stores
Johnson’s Brand	15,501,628	15,501,628	Indefinite	Chile	Department stores
Wong Brand	29,451,280	31,177,350	Indefinite	Peru	Supermarkets
Metro Brand	64,257,337	68,023,309	Indefinite	Peru	Supermarkets
Bretas Brand	19,601,228	23,326,525	Indefinite	Brazil	Supermarkets
Perini Brand	877,723	1,044,475	Indefinite	Brazil	Supermarkets
Pierre Cardin License	171,584	171,584	Defined	Chile	Department stores
Prezunic Brand	17,282,168	—	Indefinite	Brazil	Supermarkets

Total	473,505,958	465,607,881

The factors for considering the brands with indefinite useful lives over time are the following:

•

Verifiable history and expected use of the asset by the Company: This is the most important factor to consider in the definition of the useful life of the brand. The brands mentioned have a history of more than 80 years of successful existence in the market. The Company intends to keep these brands and strengthen them further in the long term.

•

Legal, regulatory or contractual limits to the useful life of the intangible asset: There are no legal, regulatory or contractual limits linked to the brands. The brands are duly protected and the pertinent registrations remain current.

•	Effects of obsolescence, demand, competition and other economic factors: The brands have a rating linked to strong national brands according to their history. This implies a low risk of obsolescence.

•

Maintenance of the necessary investment levels to produce the projected future cash flows: historic and projected cash flows for the brands are duly sustained with investments in marketing, publicity, technology, renovations and improvements to the retail infrastructure. They are efficient as a result of synergies and scale of operations, but are compatible and realistic for the industry. An increase in the other general administration expenses and necessary sales is also contemplated to sustain the projected increase in sales.

•

Relationship of the useful life of an asset or group of assets with the useful life of an intangible asset: The brands do not depend on the useful life of any asset or group of assets as they existed independently for a substantial time prior to the acquisitions, and they are not related to sectors subject to obsolescence from technological or other causes.

9.2 Goodwill

The detail of goodwill as of September 30, 2012 and December 31, 2011 is as follows:

ID (Unique tax number)	Company	December 31, 2011	Increase (decrease) adjustments for business combinations	Increase (decrease) foreign exchange	September 30, 2012
		ThCh$	ThCh$	ThCh$	ThCh$
	Constructora Reineta S.A. (Argentina)	255,783	—	(42,009)	213,774
	Blaisten S.A. (Argentina)	5,358,698	—	(880,076)	4,478,622
	E Wong S.A. (Perú)	2,871,490	—	(158,974)	2,712,516
	Metro Inmobiliaria S.A. (Perú)	1,572,955	—	(87,083)	1,485,872
	Mercantil Pizarro (Perú)	3,070,295	—	(169,980)	2,900,315
	Supermercados El Centro (Perú)	3,939,136	—	(218,083)	3,721,053
	Inmobiliaria Los Alamos S.A.C. (Perú)	226,239	—	(12,525)	213,714
	GSW S.A. (Perú)	244,176,508	—	(13,518,335)	230,658,173
	Gbarbosa Holding LLC (Brasil)	186,076,300	—	(29,707,470)	156,368,830
	Mercantil Rodríguez Comercial Ltda. (Brasil)	9,372,242	—	(1,496,298)	7,875,944
	Super Família Comercial de Alimentos Ltda. (Brasil)	12,160,417	—	(1,941,436)	10,218,981
	Perini Comercial de Alimentos Ltda. (Brasil)	7,050,928	—	(1,125,695)	5,925,233
	Irmaos Bretas Filhos e Cia. Ltda. (Brasil)	290,799,233	—	(46,336,594)	244,462,639
	Prezunic Comercial Ltda. (Brasil)	—	185,607,659	(29,000,998)	156,606,661
76.193.360-4	Umbrale S.A. (Chile)	1,442,588	—	—	1,442,588
76.203.080-2	Mega Supermercado Infante Ltda. (Chile)	3,598,780	—	—	3,598,780
78.072.360-2	Distribución y Administraciones Ltda. (Chile)	5,900,758	—	—	5,900,758
78.509.620-7	Preaservice Ltda. (Chile)	809,682	—	—	809,682
79.829.500-4	Comercializadora Foster Ltda. (Chile)	4,536,210	—	—	4,536,210
83.274.300-3	Empresas Almacenes Paris S.A. (Chile)	120,650,073	—	—	120,650,073
83.336.200-3	Montrone Pla S.A. (Chile)	33,253,496	—	—	33,253,496
83.681.900-4	Supermercado Montecarlo S.A. (Chile)	45,250,207	—	—	45,250,207
84.671.700-5	Santa Isabel S.A. (Chile)	18,179,034	—	—	18,179,034
96.671.750-5	Easy S.A. (Chile)	224,445	—	—	224,445
96.805.390-6	Proterra S.A. (Chile)	1,003,013	—	—	1,003,013

Total		1,001,778,510	185,607,659	(124,695,556)	1,062,690,613

Goodwill is allocated to each store or group of stores, as appropriate, in each country and business segment (cash generating units). The following table details goodwill by business segment and country as of September 30, 2012 and December 31, 2011:

	As of,
Goodwill per segment and country	September 30, 2012	December 31, 2011
	ThCh$	ThCh$
Real Estate & Shopping—Argentina	213,774	255,783
Supermarkets—Chile	106,991,957	106,991,957
Supermarkets—Brasil	581,458,288	505,459,120
Supermarkets—Perú	241,691,643	255,856,623
Home Improvement—Argentina	4,478,622	5,358,698
Home Improvement—Chile	1,227,458	1,227,458
Department Stores—Chile	126,628,871	126,628,871

Total	1,062,690,613	1,001,778,510

The basis of the amount recoverable from the cash generating units is the value in use, which is determined by the net present value of the cash flows that the cash generating units will produce, discounted based on a rate of average cost of capital in line with the business of each country.

The financial projections for determining the net present value of future cash flows are modeled considering the principal variables that determine the historic flows of each cash generating unit and the budgets approved by the Board. Conservative growth rates are used for this purpose, which fluctuate between 0% and 3%, and nil after the fifth year of the projection; and the degree of maturity of each of the investments is taken into account. The most sensitive variables in these projections are the discount rates applied in the determination of the net present value of the projected cash flows, operating costs, store occupation factors and the market prices of the goods and services traded.

A differentiated discount rate is used for each country in which the Company operates, depending on the related risk. For purposes of the impairment tests, sensitivity tests are carried out for the discount rates applied in the financial projections, in a variation range of 5% to 10%. The above calculation shows that, even if the considered fluctuations are materialized it would not produce eventual impairments.

Prezunic Comercial Ltda.

On January 2, 2012 the Company’s subsidiary Cencosud Brasil Comercial Ltda. acquired 100% ownership of the Prezunic Comercial Ltda. shares pursuant to an acquisition agreement between the Company and Andrea Dias de Cunha and Marcio Dias da Cunha.

The total price of the shares was R$875,000,000 (ThCh$242,690,000) which was adjusted based on the variances in debt and work in capital of R$216,513,232 (ThCh$60,052,110), accordingly the total acquisition price net of adjustments was R$658,486,768 (ThCh$182,637,890).

The above mentioned price was paid in installment, including an initial payment of R$390,723,722 (ThCh$108,371,132) at the time of execution of the contract with the remaining amount to be paid in four annual installments from January 1, 2013 to January 1, 2016.

The acquired company operates 31 supermarkets stores, one distribution center and has more than 7,300 employees. As a result, the acquired company represents one of the market-leading supermarkets in the Rio de Janeiro state.

The Company is in the process of determining the fair value measurement of assets and liabilities. According to IFRS 3, the Company must conclude this process within one year following the acquisition. All related expenses have been recorded in the line item “Administrative expenses” of the Unaudited Condensed Interim Consolidated Statements of Income of the Company.

Assets	Recognized at fair value when acquired
ThCh$

Currents assets
Cash and cash equivalent	6,220,882
Trade receivables and other receivables	37,311,771
Inventories	33,648,544
Current tax assets	999,408

Total current assets	78,180,605

Non-current assets
Intangible assets other than goodwill	21,238,774
Property, plant and equipment	40,489,257
Deferred income tax assets	672,688

Total non-current assets	62,400,719

Total assets	140,581,324

Net equity and liabilities	Recognized at fair value when acquired
ThCh$

Current liabilities
Other financial liabilities	63,038,343
Trade payables and other payables	61,392,392
Provisions	1,978,495
Current income tax liabilities	7,535,255
Other non financial liabilities, current	4,217,781

Total current liabilities	138,162,266

Non-current liabilities
Total non-current liabilities	5,388,827

Total liabilities	143,551,093

Net equity
Total net equity	—
Total net equity and liabilities	143,551,093

Net liabilities	2,969,769
Price paid	182,637,890

Goodwill	185,607,659
Difference cumulative currency translation	(29,000,998)

Goodwill at September 30, 2012	156,606,661

Sociedad Retail S.A. (Johnson’s Group)

In connection with the acquisition of Johnson’s Group in December 2011, , the Company paid on January 2, 2012, the remaining outstanding amount of the purchase price of Ch$11,029,654. This amount is included in the line “Purchase of participation in subsidiaries” in the Unaudited Condensed Interim Consolidated Statements of Cash Flows. Additionally, on January 6, 2012, Sociedad Retail S.A. merged with Cencosud Retail S.A. As of September 30, 2012, the Company is still in the measurement period, and has therefore retrospectively adjusted the provisional amounts recognized at the acquisition date based on IFRS 3. The disclosures have been adjusted as follows:

Assets	Note	Recognized at fair value when acquired	Book value as of December 20, 2011
		ThCh$	ThCh$

Intangible assets other than goodwill	9	25,501,079	460,218
Short term provisions	13	2,715,589	962,480
Long-term provisions	13	26,997,611	3,869,491
Deferred tax liabilities		385,139	300,640
Retained earnings	14	(33,394,892)	(33,470,026)

Allocation of Consideration Transferred to Net Assets Acquired:

A preliminary allocation of the consideration transferred to the net assets of Johnson´s Group was made as of the date of the acquisition. Subsequent to December 31, 2011, the Company adjusted the preliminary values assigned to certain assets and liabilities in order to reflect additional information obtained since the preliminary allocation was made that pertained to facts and circumstances that existed as of the acquisition Date. These measurement period adjustments have been reflected in the opening balance sheet, the statements of integral income by function, comprehensive income by function and of changes in net equity for the year ended December 31, 2011; Retail S.A.

Expressed in thousands of Chilean pesos

Assets	Measurement Period Adjustments	Final allocation of consideration transfered	Preliminary allocation as of December 20, 2011
		ThCh$	ThCh$
Current Assets
Cash and cash equivalents		14,831,074	14,831,074
Other financial assets, current		790,995	790,995
Trade debtors and other accounts receivables		25,671,000	25,671,000
Inventories		19,313,441	19,313,441
Current tax assets		610	610

Total current assets		60,607,120	60,607,120

Non current Assets
Trade debtors and other accounts receivable, non-current		7,672,388	7,672,388
Intangible assets other than goodwill (* See F-34)	25,040,861	25,501,079	460,218
Property, plant and equipment		56,697,426	56,697,426
Deferred income tax liabilities		18,546,106	18,546,106

Total non-current assets	25,040,861	108,416,999	83,376,138

Total assets	25,040,861	169,024,119	143,983,258

Net equity and liabilities	Measurement Period Adjustments	Final allocation of consideration transfered	Preliminary allocation as of December 20, 2011
		ThCh$	ThCh$
Current liabilities
Other financial liabilities, current		6,175,012	6,175,012
Trade creditors and Other accounts payable		60,632,553	60,632,553
Intercompany accounts receivable, current		2,439,604	2,439,604
Other short-term provisions	1,753,109	2,715,589	962,480
Tax liabilities, current		22,680	22,680
Employee benefit provisions, current		1,008,751	1,008,751
Other non-financial liabilities, current		41,007	41,007

Total current liabilities	1,753,109	73,035,196	71,282,087

Non-current liabilities
Other financial liabilities, non-current		16,622,221	16,622,221
Non-current liabilities		274,862	274,862
Other long-term provisions	23,128,120	26,997,611	3,869,491
Deferred income tax liabilities	84,499	385,139	300,640

Total non-current liabilities	23,212,619	44,279,833	21,067,214

Total liabilities	24,965,728	117,315,029	92,349,301

Net Equity
Paid in capital			82,335,911
Retained earnings (accumulated losses)			(33,470,026)
Other reserves			2,768,072

Net equity attributable to equity instrument holders:
Net of controlling entity			51,633,957

Total Net Equity and Liabilities			143,983,258

Net Assets		(51,709,090)
Price paid		39,642,000
Negative Goodwill at December 31, 2011(**)		(12,067,090)

(*)	The increase corresponds to Johnsons Brand (ThCh$ 15,501,628) and Client list and relationship (ThCh$ 9,539,233).
(**)	The amount was recognized in income for the year 2011

Note 10—Property, plant and equipment

10.1 The composition of this item as of September 30, 2012 and December 31, 2011 is as follows:

	As of
	September 30, 2012	December 31, 2011
	ThCh$	ThCh$
Construction in progress	223,370,361	351,068,952
Land	580,039,883	591,652,467
Buildings	647,921,441	612,325,234
Plant and equipment	276,694,117	216,228,942
Information technology equipment	25,608,860	23,368,520
Fixed installations and accessories	323,187,760	258,039,171
Motor vehicles	1,143,686	1,080,179
Leasehold improvements	206,907,481	162,306,720
Other property, plant and equipment	49,337,065	44,219,005

Total	2,334,210,654	2,260,289,190

	As of
Property, plant and equipment categories, gross	September 30, 2012	December 31, 2011
	ThCh$	ThCh$
Construction in progress(*)	223,370,361	351,068,952
Land	580,039,883	591,652,467
Buildings	809,963,917	777,068,292
Plant and equipment	551,665,949	473,027,687
Information technology equipment	113,499,198	109,335,090
Fixed installations and accessories	544,688,810	454,074,850
Motor vehicles	5,077,518	4,424,610
Leasehold improvements(**)	258,510,074	200,037,294
Other property, plant and equipment	53,089,039	49,582,973

Total	3,139,904,749	3,010,272,215

(*)	It includes capitalized interest amounting to ThCh$ 4,588,008 and ThCh$5,754,676 as of September 30, 2012 and December 31, 2011, respectively.
(**)	The increase is due to the acquisition of Prezunic Comercial Ltda.

	As of
Accumulated depreciation and impairment of property, plant and equipment	September 30, 2012	December 31, 2011
	ThCh$	ThCh$
Buildings	(162,042,476)	(164,743,058)
Plant and equipment	(274,971,832)	(256,798,745)
Information technology equipment	(87,890,338)	(85,966,570)
Fixed installations and accessories	(221,501,050)	(196,035,679)
Motor vehicles	(3,933,832)	(3,344,431)
Leasehold improvements	(51,602,593)	(37,730,574)
Other property, plant and equipment	(3,751,974)	(5,363,968)

Total	(805,694,095)	(749,983,025)

10.2 The following table shows the technical useful lives of assets.

Useful life for the depreciation of property, plant and equipment (life)	Rate explanation	Minimum Life	Maximum Life
Buildings	Useful Life (years)	25	60
Plant and equipment	Useful Life (years)	7	20
Information technology equipment	Useful Life (years)	3	7
Fixed installations and accessories	Useful Life (years)	7	15
Motor vehicles	Useful Life (years)	1	5
Leasehold improvements	Useful Life (years)	5	35
Other property plant and equipment	Useful Life (years)	3	15

10.3 Reconciliation of changes in property, plant and equipment

The following chart shows a detailed roll-forward of changes in property, plant and equipment; by class between January 1, 2012 and September 30, 2012

Movement year 2012	Construction In progress	Land	Building, net	Plant and equipment, net	Information technology equipment, net	Fixed installations and accessories, net	Engine vehicles, net	Lease improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Openning balance January 1, 2012	351,068,952	591,652,467	612,325,234	216,228,942	23,368,520	258,039,171	1,080,179	162,306,720	44,219,005	2,260,289,190
Charge
Additions	141,516,428	24,083,579	10,765,816	37,160,057	5,344,018	33,871,925	178,285	30,586,897	19,108,018	302,615,023
Acquistions through business combination	110	—	—	3,845,600	893,760	2,389,083	282,780	33,077,924	—	40,489,257
Disposals	—		—	—	—	—		—	—	—
Transfer to (from) non—current assets and disposal groups held for sale	(13,859,966)	(24,658,855)	27,888,380	2,337,099	274,019	2,514,317	—	—	—	(5,505,006)
Transfers to (from) investment properties
Disposals through business divestiture	—	—	—	—	—	—	—	—	—	—
Removal	(2,104,880)	(14,472,601)	(2,682,790)	(1,481,569)	(265,763)	(168,567)	(6,733)	(4,915)		(21,187,818)
Depreciation expenses			(14,188,397)	(27,671,983)	(6,435,560)	(33,570,614)	(237,985)	(13,148,794)	(671,700)	(95,925,033)

Increase (decrease) in foreign exchange	(13,722,640)	(37,305,853)	(31,843,742)	(17,454,871)	(1,625,016)	(14,939,450)	(152,840)	(24,715,884)	(5,482,845)	(147,243,141)
Transfer from construction in progress	(239,527,643)	40,741,146	45,656,940	63,730,842	4,054,882	75,051,895	—	18,805,533	(7,835,413)	678,182

Total changes	(127,698,591)	(11,612,584)	35,596,207	60,465,175	2,240,340	65,148,589	63,507	44,600,761	5,118,060	73,921,464

Final balance as of September 30, 2012	223,370,361	580,039,883	647,921,441	276,694,117	25,608,860	323,187,760	1,143,686	206,907,481	49,337,065	2,334,210,654

The following chart shows a detailed roll-forward of changes in property, plant and equipment; by class between January 1, 2011 and December 31, 2011:

Movement year 2011	Construction In progress	Land	Building, net	Plant and equipment, net	Information technology equipment, net	Fixed installations and accessories, net	Engine vehicles, net	Lease improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Openning balance January 1, 2011	109,230,322	541,185,553	551,290,735	198,160,309	21,225,303	202,328,521	1,416,837	76,067,717	25,584,230	1,726,489,527
Charge
Additions	203,740,631	35,065,311	11,592,567	54,216,429	5,898,221	69,682,626	14,370	33,565,115	15,204,514	428,979,784
Acquistions through business combination	848,800	2,410,347	8,036,626	1,175,207	3,149,298	9,599,287	3,723	36,094,484	7,997,005	69,314,777
Disposals	—	(29,921)	—	—	—	—	(79,736)	—	—	(109,657)
Transfer to (from) non—current assets and disposal groups held for sale	—	—	—	—	—	—	—	—	—	—
Transfers to (from) investment properties	73,360,573	5,732,183	18,092,851	4,491,327	508,644	11,725,930	58,277	(745,289)	—	113,224,496
Disposals through business divestiture	—	—	—	—	—	—	—	—	—	—
Removal	(2,661,970)	(3,524,411)	(435,916)	(1,125,497)	(560,995)	(2,929,462)	—	(147,025)	(5,027)	(11,390,303)
Depreciation expenses			(16,890,987)	(37,550,128)	(9,122,907)	(37,189,378)	(387,518)	(6,533,051)	(1,150,711)	(108,824,680)

Increase (decrease) in foreign exchange	(11,603,669)	10,610,295	40,488,814	11,587,582	720,411	(9,566,297)	54,226	3,484,683	(2,935,838)	42,840,207
Transfer from construction in progress	(21,845,735)	203,110	150,544	(14,726,287)	1,550,545	14,387,944	—	20,520,086	(475,168)	(234,961)

Total changes	241,838,630	50,466,914	61,034,499	18,068,633	2,143,217	55,710,650	(336,658)	86,239,003	18,634,775	533,799,663

Final balance as of December 31, 2011	351,068,952	591,652,467	612,325,234	216,228,942	23,368,520	258,039,171	1,080,179	162,306,720	44,219,005	2,260,289,190

Note 11—Investment properties

11.1 The roll-forward of investment properties at September 30, 2012 and December 31, 2011 is the following:

	As of
Roll-forward of Investment properties, net, fair value method	September 30, 2012	December 31, 2011
	ThCh$	ThCh$
Investment properties, net, beginning balance	1,310,143,075	1,187,154,458
Increase due to reappraisal with impact to income	57,967,426	72,797,791
Additions,	90,571,765	149,857,170

Transfer (to) from owner-occupied property,	5,505,006	(113,224,496)
Retirement,	(1,055)	(4,563,481)

Increase (decrease) in foreign exchange rate,	(52,069,937)	18,121,633

Changes in investment properties,	101,973,205	122,988,617

Investment properties, ending balance	1,412,116,280	1,310,143,075

11.2 Income and expense from investment properties

	As of September 30,
	2012	2011
	ThCh$	ThCh$
Revenue from investment property leases	115,169,677	91,323,114
Direct expense of operation of investment properties which generate lease revenue	36,442,380	29,387,865

11.3 As of September 30, 2012, and December 31, 2011, investment properties are not encumbered.

11.4 As of September 30, 2012, and December 31, 2011, there are no commitments to acquire investment properties.

11.5 There are no restrictions on ownership of assets.

11.6 The Company is applying the presumption included in IAS 40 (paragraph 53) in connection with the construction of the Costanera Center, because the fair value is not reliably determinable on a continuing basis, due to the special nature of the project as it is unprecedent in the Chilean market.Total book value of Costanera Center at September 30, 2012, amounted to ThCh$409,041,000. The Company will adopt the fair value approach when available information becomes more reliable.

Note 12—Other financial liabilities, current and non-current

The composition of this item as of September 30, 2012 and December 31, 2011 is as follows:

12.1 Types of interest-bearing loans

	Balance as of 09/30/2012		Balance as of 12/31/2011
Loans	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans	298,022,527	528,870,525	156,345,921	645,878,724
Bond debt	17,198,502	1,105,219,007	24,531,922	1,141,130,894
Other loans	5,555,957	21,048,916	4,571,948	16,372,497
Time deposits	118,803,603	43,323,714	142,602,017	—
Term savings accounts	1,025,372	—	1,033,220	—
Letters of credit	—	10,307,345	—	10,849,475
Deposits and other demand deposits	2,594,158	—	2,510,178	—
Debt purchase Bretas-Prezunic	20,004,784	88,369,471	—	57,126,496

Total Loans	463,204,903	1,797,138,978	331,595,206	1,871,358,086

Financial liabilities at fair value through profit or loss	Balance as of 09/30/2012		Balance as of 12/31/2011
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities (Non-hedging derivatives)	8,431,840	—	5,150,270	—

Other financial liabilities (Hedging derivatives)	2,011,794	7,578,410	1,121,549	1,592,922
Other financial liabilities option(*)	—	—	240,955,817	—

Total financial liabilities	10,443,634	7,578,410	247,227,636	1,592,922

Total	473,648,537	1,804,717,388	578,822,842	1,872,951,008

(*)	Net present value of the redeemable amount.

Bank loans correspond to loans from banks and financial institutions.

Bond debt corresponds to bonds placed in public securities markets or issued to the public in general.

Other financial liabilities includes derivative contracts (cross currency swaps) and the fair value of options contracts incorporated into the agreements between Cencosud S.A. and UBS A.G. London Branch “UBS.”

12.2 Restrictions.

Loan agreements and outstanding bonds of the Company contain a number of covenants requiring compliance with certain financial ratios and other tests. The most restrictive financial covenants under these loan agreements and bonds require maintenance of:

•	A ratio of consolidated net financial debt to consolidated net worth not exceeding 1.2 to 1;

•

A ratio of consolidated net financial debt to EBITDA (as defined in the relevant credit agreements) for the most recent four consecutive fiscal quarters prior to each report date of less than 4.25 to 1;

•	A ratio of EBITDA (as defined in the relevant credit agreements) for the most recent four consecutive fiscal quarters to consolidated financial expense prior to each report date of at least 3.0 to 1;

•	Unencumbered assets in an amount equal to at least 120% of total outstanding liabilities;

•	Minimum consolidated assets of at least UF50.5 million; and

•	Minimum consolidated net worth of at least UF28.0 million.

As of September 30, 2012 and December 31, 2011 the Company was in compliance with the aforementioned financial debt covenants.

12.3 Short term facilities

In order to finance the acquisition of Prezunic, on January 2, 2012, the Company entered into a Ch$127.73 billion short-term facility with Banco Santander Chile, as lender (“Santander Short-Term Loan”).

The Santander Short-Term Loan matures on December 28, 2012, and has an annual interest rate equal to the Tasa Bancaria (the Banking Interest Rate, or “TAB”), established by the Asociación de Bancos e Instituciones Financieras (the Association of Banks and Financial Institutions, or “ABIF”), plus 0.4%. On August 2, 2012, the company repaid the total of this facility.

On March 13, 2012, the Company entered into a short-term facility for approximately U.S.$200 (ThCh$ 96,942) million with an affiliate of Banco Bilbao Vizcaya Argentaria, S.A., as lender, to finance our investing activities, including capital expenditures, and to refinance certain short-term liabilities, including repayment of overdraft lines (“BBVA Short-Term Loan”). The BBVA Short-Term Loan bears interest at an annual rate of the Tasa Cámara, an indexed interest rate established by ABIF, plus 1.86%, and has a maturity date of March 13, 2013. On July 27,2012 the Company paid U.S.$200 (ThCh$ 99,852) million of this short term facility.

On April 27, 2012, the Company entered into a U.S.$750 (ThCh$ 362,558) million committed credit facility with J.P. Morgan Chase National Association, an affiliate of J.P. Morgan Securities LLC (“J.P. Morgan”), Morgan Stanley Bank, N.A., an affiliate of Morgan Stanley & Co. LLC (“Morgan Stanley”), The Bank of Tokyo—Mitsubishi UFJ, Ltd. and Mizuho Corporate Bank Ltd., as lenders, (the “J.P. Morgan Credit Facility”) in order to finance the Company’s short-term funding requirements, including capital expenditures, interest expense and tax obligations. As of May 7, 2012, amounts drawn under the J.P. Morgan Credit Facility totaled U.S.$250 (ThCh$ 120,860) million. The J.P. Morgan Credit Facility bears an interest rate of LIBOR, as adjusted for statutory reserve requirements for eurocurrency liabilities, plus a margin of 1.25% for the first six months, 1.50% for the following three months, and 1.75% thereafter. The J.P. Morgan Credit Facility matures on March 13, 2013. On August 2, 2012 the company repaid US$250 (ThCh$ 121,150) million.

Note 13—Provisions and other liabilities

13.1 Provisions

13.1.1 The composition of this item as of September 30, 2012 and December 31, 2011 is as follows:

	Current		Non-current
	As of		As of
Accruals and provision	09/30/2012	12/31/2011	09/30/2012	12/31/2011
	ThCh$	ThCh$	ThCh$	ThCh$
Legal provision	36,573,305	15,425,204	54,213,991	55,049,716
Onerous contracts provision (*)	2,336,405	2,049,505	25,428,203	28,418,720

Total	38,909,710	17,474,709	79,642,194	83,468,436

(*)	As of September 30, 2012, the valuation measurement period for the Johnson’s acquisition remains unexpired, and therefore the Company has retrospectively adjusted the provisional amounts regarding onerous contracts recognized at the acquisition date.

13.2 Roll-forward of provisions:

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance 01/01/2012	70,474,920	30,468,200	100,943,120

Movements in Provisions:
Additional provisions	16,873,384	—	16,873,384
Increase (decrease) in existing provisions	21,382,487	(2,936,033)	18,446,454
Acquisitions through business combinations	1,978,495	232,441	2,210,936
Utilized	(4,237,234)	—	(4,237,234)
Not utilized	(2,765,254)	—	(2,765,254)
Increase (decrease) in foreign exchange rate	(12,919,502)	—	(12,919,502)

Changes in provisions, total	20,312,376	(2,703,592)	17,608,784

Total provision, final balance as of 09/30/2012	90,787,296	27,764,608	118,551,904

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance 01/01/2011	53,409,957	2,258,298	55,668,255

Movements in Provisions:
Additional provisions	9,643,074	—	9,643,074
Increase (decrease) in existing provisions	3,609,389	(571,322)	3,038,067
Acquisitions through business combinations	8,811,324	28,781,224	37,592,548
Utilized	(5,143,603)	—	(5,143,603)
Increase (decrease) in foreign exchange rate	144,779	—	144,779

Changes in provisions, total	17,064,963	28,209,902	45,274,865

Total provision, final balance as of 12/31/2011	70,474,920	30,468,200	100,943,120

The onerous contracts balances have been retrospectively modified to adjust the provisional amounts recognized at Johnson’s acquisition date (see Note 9).

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance 01/01/2011	53,409,957	2,258,298	55,668,255

Movements in Provisions:
Additional provisions	4,793,898	—	4,793,898
Increase (decrease) in existing provisions	2,629,207	(464,775)	2,164,432
Acquisitions through business combinations	9,960,061	—	9,960,061
Utilized	(1,109,473)	—	(1,109,473)
Not Utilized	1,161	—	1,161
Increase (decrease) in foreign exchange rate	1,438,419	—	1,438,419

Changes in provisions, total	17,713,273	(464,775)	17,248,498

Total provision, final balance as of 09/30/2011	71,123,230	1,793,523	72,916,753

Note 14—Equity

14.1 Paid-in capital

As of September 30, 2012, the authorized, subscribed and paid-in capital amounts to ThCh$1,791,804,431.

14.2 Subscribed and paid shares

At the extraordinary shareholders meeting held on March 1, 2012, the shareholders agreed to modify the agreement previously approved at the Cencosud S.A. shareholders meeting held on April 29, 2011, of a capital increase of the Company to be effected through the issuance of 270,000,000 shares. On March 1, 2012, the shareholders also authorized the Board of Directors to offer a portion of these shares in the international capital markets and also authorized the Board of Directors to determine the issuance price of the shares. 27,000,000 of these shares were set aside for option compensations plans for executives.

The referential share price reported to the SVS (Superintendencia de Valores y Seguros) was ThCh$3,555.56. The final issue share price was ThCh$2,600 per share.

In connection with share issuance, 59,493,000 shares were issued in the United States of America in the form of American Depositary Shares (ADSs) and 183,507,000 shares were issued in the local market in Chile.

As of September 30, 2012, 243,000,000 shares were subscribed and paid, and an amount of ThCh$864,000,000 was recorded as capital increase and ThCh$239,992,669 was recognized as a decrease in paid–in surplus.

As of September 30, 2012, the Company’s capital is represented by 2,507,103,215 shares without par value. As of September 30, 2012, 217,601,823 issued shares were pending of subscription and payment, of which 39,911,801 expired on April 25, 2012; 150,690,022 will expire on April 25th 2015; and 27,000,000 will expire on April 29th 2017.

14.3 Dividends

At December 31, 2011, the Company recognized a provision for dividends with a charge to net equity amounting to ThCh$ 47,362,611. The shareholders’ meeting held on April 24, 2012 approved to pay an additional amount of ThCh$ 5,896,771 over the minimum dividends accrued at December 31, 2011. At September 30, 2012, the Company recognized a provision for dividends with a charge to net equity amounting to ThCh$ 33,351,960 (ThCh$49,237,772 at September 30, 2011) in accordance with the Company’s dividend policy and Chilean Law.

14.4 Other Reserves and Changes in ownership interest

The initial Balance is mainly due to the inflation adjustment reversal recorded under IFRS first adoption (transition date to IFRS on January 1st, 2009). The ThCh$ 92,991,292 indudes the effects of the purchase option (call) and put option (put) termination between Cencosud S.A. and UBS A.G. London Branch.

On June 29, 2012, in connection with the purchase by the Company of the remaining 38.6062% interest in Jumbo Retail Argentina S.A. from UBS A.G. London Branch, the Company and UBS A.G. London Branch agreed to terminate the purchase option (call) and put option (put) and associated rights and obligations between the parties. As a result of the termination of these contracts and the exercise of the call option, the Company paid ThCh$ 242,681,660 for the 38.6062% interest in Jumbo Retail Argentina. The accounting effects of this decision are recognized in equity under “other reserves”, as follows:

ThCh$
Purchase price	242,681,460
Non controlling interests acquired	(81,707,460)

Subtotal	160,974,000

Call option asset	(147,470,592)
Put option liability	240,461,884

Net effect in “Other reserves”	92,991,292

Note 15—Breakdown of significant results

The items by function from the Statements of Income by Function are described as follows in 15.1, 15.2 and 15.3.

	For the nine month period ended September 30,		For the three month period ended September 30,
Expenses by nature of income by function	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$
Cost of sales	4,715,819,575	3,855,615,187	1,576,344,502	1,335,447,848
Distribution cost	14,544,158	10,358,491	4,982,027	3,568,401
Administrative expenses	1,394,357,020	1,085,612,284	469,130,706	377,387,854
Other expenses by function	111,780,095	98,941,130	35,990,616	32,638,450

Total	6,236,500,848	5,050,527,092	2,086,447,851	1,749,042,553

15.1 Expenses by nature

The following is a breakdown of the main operating and management costs and expenses of the Cencosud Group for the following periods:

	For the nine month period ended September 30,		For the three month period ended September 30,
Expenses by nature	2012	2011	2012	2011
	ThCh$	ThCh$
Cost of goods sold	4,545,205,413	3,720,491,359	1,516,441,003	1,285,371,611
Other cost of sales	170,614,162	135,123,828	59,903,499	50,076,237
Personnel expenses	841,515,320	646,007,683	281,567,664	226,754,303
Depreciation and amortization	102,944,487	87,275,015	36,415,028	29,293,174
Distribution cost	14,544,158	10,358,491	4,982,027	3,568,401
Function costs and others	111,780,095	98,941,130	35,990,616	32,638,450
Consumption or living expenses	73,879,989	60,923,826	22,168,819	20,184,517
Cleaning	37,784,308	31,364,501	12,750,287	11,070,525
Safety and security	38,952,110	30,812,932	13,457,795	10,933,453
Maintenance	47,365,276	37,388,218	15,407,413	12,639,938
Professional fees	32,743,247	23,682,733	11,038,679	8,874,561
Bags for customers	22,063,625	19,778,914	7,464,532	6,685,041
Credit card commission	56,812,273	45,063,629	18,404,498	15,750,248
Lease expenses	112,439,110	87,866,409	37,071,308	28,969,659
Other	27,857,275	15,448,424	13,384,683	6,232,435

Total	6,236,500,848	5,050,527,092	2,086,447,851	1,749,042,553

15.2 Personnel expenses

The following is a breakdown of personnel expenses for the following periods:

	For the nine month period ended September 30,		For the three month period ended September 30,
Personnel expenses	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$
Salaries	670,665,507	509,397,744	223,989,931	181,108,937
Short-term employee benefits	153,370,344	124,245,451	52,532,568	40,656,240
Termination benefits	17,479,469	12,364,488	5,045,165	4,989,126

Total	841,515,320	646,007,683	281,567,664	226,754,303

15.3 Other (losses) gains

	For the nine month period ended September 30,		For the three month period ended September 30,
	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$
Properties sales	2,129,064	—	18,144	—
UBS Call / Put Option	(16,258,777)	(21,793,563)	—	(17,834,900)
Other net (losses) gains	5,822,609	16,136,071	186,079	14,835,270

Total	(8,307,104)	(5,657,492)	204,223	(2,999,630)

15.4 Other operating income

	For the nine month period ended September 30,		For the three month period ended September 30,
	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$
Sell carton & wraps	2,259,628	4,267,907	708,929	1,409,178
Recovery of fees	724,594	587,761	314,713	207,147
Increase from revaluation of investment properties	57,967,426	24,796,147	18,807,686	4,433,719
Other income	975,170	4,671,127	174,147	4,233,518

Total	61,926,818	34,322,942	20,005,475	10,283,562

15.5 Financial results

The following is the financial income detailed for the periods ended:

	For the nine month period ended September 30,		For the three month period ended September 30,
Financial results	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$
Financial income

Financial income	6,784,883	8,373,192	2,096,607	2,459,773
Bank loan expenses	(77,471,738)	(47,385,530)	(27,984,866)	(14,455,512)
Bond debt expenses	(44,931,993)	(41,386,374)	(15,379,130)	(15,030,641)
Interest on bank loans	(8,469,114)	(6,754,634)	(2,861,134)	(2,466,298)
Valuation of financial derivatives, instruments	(15,444,007)	(8,058,236)	(2,077,852)	(2,348,879)

Financial expenses	(146,316,852)	(103,584,774)	(48,302,982)	(34,301,330)
Results from price level restatement Chile	(8,770,237)	(16,558,810)	1,071,095	(3,888,556)
Results from price level restatement Brazil	(7,677,073)	(5,030,781)	(3,758,243)	(1,167,555)
Results from price level restatement other	(233,366)	(131,921)	35,103	111,366

Results from price level restatement	(16,680,676)	(21,721,512)	(2,652,045)	(4,944,745)
Financial debt IFC-ABN Argentina	(6,042,009)	(3,937,589)	(2,750,378)	(1,433,492)
Bond debt USA and Peru	9,468,951	(6,529,187)	7,830,321	(6,072,887)
Financial debt Peru	453,548	393,242	1,407,114	(610,016)

Exchange rate difference	3,880,490	(10,073,534)	6,487,057	(8,116,395)

Financial results total	(152,332,155)	(127,006,628)	(42,371,363)	(44,902,697)

Note 16—Information by segment

The Company reports the information by segment according to IFRS 8 “Operating Segments.” An operating segment is defined as a component of an entity over which separated financial information is available and is regularly reviewed.

In the information by segments, all transactions between the different operating segments have been eliminated.

16.1 Segmentation criteria

For management purposes, the Company is organized in five operative divisions: Supermarkets, Shopping Centers, Home Improvement Stores, Department Stores and Financial Services. These segments are the basis on which the Company makes decisions with respect to its operations and resource allocation.

The operative segments are disclosed in a similar way with the presentation of the internal reports used by management in the control and decision-making process, considering the segments from a point of view according to the type of business and geographical area.

The operating segments that are reported derive their revenues mainly from the sale of products and rendering of services to final retail consumers.

The remaining minor activities, including primarly travel agency and family-entertainment centers businesses, plus certain consolidation adjustments and corporate expenses administered centrally, are included in the segment “Support services, financing, adjustments and other.”

16.2 Regional information by segment

The segment information which is delivered to the chief operating decision maker (“Board of Directors”) of the reportable segments for the nine-month periods ended September 30, 2012 and 2011, is as follows:

Regional information, by segment

Consolidated statement of income for the nine month period ended September 30, 2012	Supermarkets	Shopping Centers	Home Improvement	Department Stores	Financial Services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	4,851,854,243	115,169,677	774,898,250	598,589,304	216,031,415	11,886,540	6,568,429,429
Cost of sales	(3,651,474,896)	(16,692,902)	(526,231,296)	(438,398,934)	(81,002,914)	(2,018,633)	(4,715,819,575)

Gross margin	1,200,379,347	98,476,775	248,666,954	160,190,370	135,028,501	9,867,907	1,852,609,854

Other income by function	3.985,658	57,627,852	152,625	53,631	99,189	7,863	61,926,818
Sales, general and administrative expenses	(1,001,575,996)	(19,749,478)	(199,647,038)	(157,948,024)	(78,995,503)	(62,765,234)	(1,520,681,273)
Other earnings, net	—	—	—	—	—	(8,307,104)	(8,307,104)
Financial expenses and income, net	—	—	—	—	—	(139,531,969)	(139,531,969)
Participation in profit or loss of equity method associates	91,558	3,396,647	—	—	(1,310)	—	3,486,895
Exchange differences	—	—	—	—	—	3,880,490	3,880,490
Losses from indexation	—	—	—	—	—	(16,680,676)	(16,680,676)

Income tax	—	—	—	—	—	(76,212,665)	(76,212,665)
	—	—	—	—	—

Net Income	202,880,567	139,751,796	49,172,541	2,295,977	56,130,877	(289,741,388)	160,490,370

Profit attributable to controlling shareholders	202,880,567	139,751,796	49,172,541	2,295,977	56,130,877	(293,149,495)	157,082,263
Profit attributable to Non-controlling shareholders	—	—	—	—	—	3,408,107	3,408,107

Depreciation and amortization	62,451,762	1,773,292	13,044,555	19,298,419	2,456,002	3,920,457	102,944,487

For the nine month period ended September 30, 2011
Revenues from ordinary activities	3,965,074,117	91,323,114	669,504,914	465,149,414	206,351,384	11,713,327	5,409,116,270
Cost of sales	(2,982,112,779)	(13,503,381)	(461,043,450)	(336,384,315)	(58,160,283)	(4,410,979)	(3,855,615,187)

Gross margin	982,961,338	77,819,733	208,461,464	128,765,099	148,191,101	7,302,348	1,553,501,083

Other income by function	7,292,889	26,013,693	121,269	827,854	51,784	15,453	34,322,942
Sales, general and administrative expenses	(777,539,511)	(15,884,484)	(168,465,890)	(114,297,486)	(67,168,493)	(51,556,041)	(1,194,911,905)
Other earnings, net	—	—	—	—	—	(5,657,492)	(5,657,492)
Financial expenses and income, net	—	—	—	—	—	(95,211,582)	(95,211,582)
Participation in profit or loss of equity method associates	(453)	2,602,027	—	—	(2,052)	—	2,599,522
Exchange differences	—	—	—	—	—	(10,073,534)	(10,073,534)
Losses from indexation	—	—	—	—	—	(21,721,512)	(21,721,512)

Income tax	—	—	—	—	—	(73,853,079)	(73,853,079)

Net income	212,714,263	90,550,969	40,116,843	15,295,467	81,072,340	(250,755,439)	188,994,443

Profit attributable to controlling shareholders	212,714,263	90,550,969	40,116,843	15,295,467	81,072,340	(258,912,996)	180,836,886
Profit attributable to Non-controlling shareholders	—	—	—	—	—	(8,157,557)	(8,157,557)

Depreciation and amortization	54,959,276	1,695,742	12,333,076	12,715,166	2,247,149	3,324,606	87,275,015

The Company controls the results of each of the operating segments, at the level of revenues, costs and management expenses. The support services, exchange rates, readjustments, taxes and non-recurring income and expense, or financial income, are not allocated, as they are centrally managed.

16.3 Gross margin by country and segment

Gross margin by country and segment

For the nine month period ended September 30, 2012	Supermarkets	Shopping Centers	Home Improvement	Department Stores	Financial Services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile
Ordinary income, total	1,479,026,599	62,842,597	289,619,287	598,589,304	173,058,868	2,698,573	2,605,835,228
Cost of sales	(1,127,078,790)	(4,354,863)	(212,179,557)	(438,398,934)	(66,388,811)	(378,296)	(1,848,779,251)

Gross margin	351,947,809	58,487,734	77,439,730	160,190,370	106,670,057	2,320,277	757,055,977

Argentina
Ordinary income, total	1,291,182,198	47,367,996	453,267,603	—	31,138,591	7,736,713	1,830,693,101
Cost of sales	(909,829,850)	(11,593,350)	(290,403,887)	—	(7,744,045)	(1,537,329)	(1,221,108,461)

Gross margin	381,352,348	35,774,646	162,863,716	—	23,394,546	6,199,384	609,584,640

Brazil
Ordinary income, total	1,566,029,860	—	—	—	2,901,756	—	1,568,931,616
Cost of sales	(1,223,580,043)	—	—	—	—	—	(1,223,580,043)

Gross margin	342,449,817	—	—	—	2,901,756	—	345,351,573

Peru
Ordinary income, total	515,615,586	4,959,084	—	—	8,932,200	1,451,254	530,958,124
Cost of sales	(390,986,213)	(744,689)	—	—	(6,870,058)	(103,008)	(398,703,968)

Gross margin	124,629,373	4,214,395	—	—	2,062,142	1,348,246	132,254,156

Colombia
Ordinary income, total	—	—	32,011,360	—	—	—	32,011,360
Cost of sales	—	—	(23,647,852)	—	—	—	(23,647,852)

Gross margin	—	—	8,363,508	—	—	—	8,363,508

Gross margin by country and segment

For the nine month period ended September 30, 2011	Supermarkets	Shopping Centers	Home Improvement	Department Stores	Financial Services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile
Ordinary income, total	1,305,693,245	46,405,239	269,172,769	465,149,414	171,933,055	2,658,865	2,261,012,587
Cost of sales	(997,557,619)	(2,974,556)	(198,801,302)	(336,384,315)	(48,643,630)	(1,394,357)	(1,585,755,779)

Gross margin	308,135,626	43,430,683	70,371,467	128,765,099	123,289,425	1,264,508	675,256,808

Argentina
Ordinary income, total	1,096,020,298	40,810,330	372,684,348	—	23,323,849	6,649,926	1,539,488,751
Cost of sales	(778,479,653)	(9,980,953)	(242,259,646)	—	(6,950,422)	(2,119,703)	(1,039,790,377)

Gross margin	317,540,645	30,829,377	130,424,702	—	16,373,427	4,530,223	499,698,374

Brazil
Ordinary income, total	1,130,710,163	—	—	—	5,237,787	—	1,135,947,950
Cost of sales	(878,280,127)	—	—	—	—	—	(878,280,127)

Gross margin	252,430,036	—	—	—	5,237,787	—	257,667,823

Peru
Ordinary income, total	432,650,411	4,107,545	—	—	5,856,694	2,404,535	445,019,185
Cost of sales	(327,795,379)	(547,871)	—	—	(2,566,232)	(896,921)	(331,806,403)

Gross margin	104,855,032	3,559,674	—	—	3,290,462	1,507,614	113,212,782

Colombia
Ordinary income, total	—	—	27,647,797	—	—	—	27,647,797
Cost of sales	—	—	(19,982,501)	—	—	—	(19,982,501)

Gross margin	—	—	7,665,296	—	—	—	7,665,296

16.4 Regional information by segment: Non-current assets and current assets

Regional information by segment

Non-current assets at September 30, 2012	Supermarkets	Shopping Centers	Home Improvement	Department Stores	Financial Services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial assets, non-current	—	—	—	—	—	34,215,038	34,215,038
Other non-financial assets, non-current	—	—	—	—	—	38,727,342	38,727,342
Trade receivables and other receivables, non-current	12,728,012	—	—	—	128,594,947	1,955,424	143,278,383
Equity method investments	903,976	39,587,704		—	11,707	—	40,503,387
Intangible assets other than goodwill	131,469,736	—	—	136,427,526	205,608,697	62,282,007	535,787,966
Goodwill		—	—	—		1,062,690,613	1,062,690,613
Property, plant and equipment	1,465,527,481	167,087,191	351,693,425	294,807,369	8,699,159	46,396,029	2,334,210,654
Investment property	—	1,412,116,280	—	—		—	1,412,116,280
Income tax assets, non-current	—	—	—	—	—	9,390,985	9,390,985
Deferred income tax assets	—	—	—	—	—	201,265,673	201,265,673

Total non-current assets	1,610,629,205	1,618,791,175	351,693,425	431,234,895	342,914,510	1,456,923,111	5,812,186,321

Regional information by segment

Non-current assets at December 31, 2011	Supermarkets	Shopping Centers	Home Improvement	Department Stores	Financial Services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial assets, non-current	—	—	—	—	—	46,979,614	46,979,614
Other non-financial assets, non-current	—	—	—	—	—	35,051,959	35,051,959
Trade receivables and other receivables, non-current	32,932,917	—	—	—	158,487,608	3,022,990	194,443,515
Equity method investments	920,899	37,897,834	—	—	11,707	—	38,830,440
Intangible assets other than goodwill	148,458,304	—	—	136,588,518	205,608,697	36,032,274	526,687,793
Goodwill	—	—	—	—	—	1,001,778,510	1,001,778,510
Property, plant and equipment	1,354,465,551	207,931,976	363,238,824	288,756,624	6,103,646	39,792,569	2,260,289,190
Investment property	—	1,310,143,075	—	—	—	—	1,310,143,075
Deferred income tax assets	—	—	—	—	—	154,163,285	154,163,285

Total non-current assets	1,536,777,671	1,555,972,885	363,238,824	425,345,142	370,211,658	1,316,821,201	5,568,367,381

Regional information by segment

Current assets at September 30, 2012	Supermarkets	Shopping Centers	Home Improvement	Department Stores	Financial Services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade Receivables and other receivables	291,624,548	38,451,664	54,507,694	21,011,145	512,499,698	209,878	918,304,627
Inventory	460,665,976	—	185,686,446	154,442,677	—	—	800,795,099
Trade payables and other payables, current	939,925,960	47,477,346	205,968,983	159,684,614	63,694,635	9,666,080	1,426,417,618

Regional information by segment

Current assets at December 31, 2011	Supermarkets	Shopping Centers	Home Improvement	Department Stores	Financial Services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade Receivables and other receivables	289,205,147	31,156,863	62,309,456	23,911,890	523,409,453	387,898	930,380,707
Inventory	445,338,661	—	191,170,085	132,963,705	—	—	769,472,451
Trade payables and other payables, current	991,539,080	47,328,180	216,583,939	235,398,878	51,072,581	8,898,061	1,550,820,719

16.5 Information by country, assets and liabilities

Assets and liabilities by country

At September 30, 2012	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,253,677,219	1,238,944,136	1,321,377,862	814,032,788	89,497,964	7,717,529,969
Total liabilities	2,821,479,020	679,881,061	591,779,724	309,602,181	16,313,614	4,419,055,600

At December 31, 2011	Chile	Argentina	Brazil	Peru	Colombia	total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,285,679,935	1,373,378,310	1,107,790,625	801,584,506	86,335,385	7,654,768,761
Total liabilities	3,142,021,973	769,041,760	459,793,950	311,404,769	9,832,993	4,692,095,445

Long lived assets by country

At September 30, 2012	Chile	Argentina	Brazil	Peru	Colombia	total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	32,187,795	6,539,547	—	—	—	38,727,342
Trade receivables and other receivables	121,273,210	9,380,306	10,581,671	2,043,196	—	143,278,383
Equity method investments	39,599,411	219,305	—	684,671	—	40,503,387
Intangible assets other than goodwill	363,148,875	2,503,026	71,884,324	98,251,741	—	535,787,966
Goodwill	234,741,056	4,692,396	581,565,519	241,691,642	—	1,062,690,613
Property plant and equipment	1,214,532,077	466,528,019	301,894,616	299,892,368	51,363,574	2,334,210,654
Investment property	1,063,022,304	240,416,438	—	101,638,618	7,038,920	1,412,116,280
Tax assets	8,111,254	603,792	—	—	675,939	9,390,985

Long lived assets—Total	3,076,615,982	730,882,829	965,926,130	744,202,236	59,078,433	5,576,705,610

At December 31, 2011	Chile	Argentina	Brazil	Peru	Colombia	total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	27,641,021	6,900,578	510,360	—	—	35,051,959
Trade receivables and other receivables	176,412,417	12,085,175	4,485,902	1,460,021	—	194,443,515
Equity method investments	37,909,541	(14,578)	—	935,477	—	38,830,440
Intangible assets other than goodwill	362,292,641	872,095	62,457,143	101,065,914	—	526,687,793
Goodwill	234,848,286	5,614,481	505,459,120	255,856,623	—	1,001,778,510
Property, Plant and Equipment	1,163,984,292	521,365,259	244,257,603	278,191,626	52,490,410	2,260,289,190
Investment property	918,662,623	280,409,706	—	103,780,746	7,290,000	1,310,143,075

Long lived assets-Total	2,921,750,821	827,232,716	817,170,128	741,290,407	59,780,410	5,367,224,482

16.7 Regional Information, including intersegments is as follows:

	For the nine month period ended September 30, 2012
Regional information, by segment	Total segment revenue	Inter-segment revenue	Revenue from external customers
	ThCh$	ThCh$	ThCh$
Supermarkets	4,851,854,243	—	4,851,854,243
Shopping	179,641,892	(64,472,215)	115,169,677
Home Improvement	780,917,839	(6,019,589)	774,898,250
Department stores	598,589,304	—	598,589,304
Financial Services	216,031,415	—	216,031,415
Others	11,886,540	—	11,886,540

Total	6,638,921,233	(70,491,804)	6,568,429,429

	For the nine month period ended September 30, 2011
Regional information, by segment	Total segment revenue	Inter-segment revenue	Revenue from external customers
	ThCh$	ThCh$	ThCh$
Supermarkets	3,965,074,117	—	3,965,074,117
Shopping	148,902,278	(57,579,164)	91,323,114
Home Improvement	674,550,115	(5,045,201)	669,504,914
Department stores	465,149,414	—	465,149,414
Financial Services	206,351,384	—	206,351,384
Others	11,713,327	—	11,713,327

Total	5,471,740,635	(62,624,365)	5,409,116,270

Note 17—Restrictions, contingencies, legal proceedings and other matters

•

The subsidiary Cencosud S.A. (Argentina) guaranteed deposits received from concessionaires with rights over real state. The pledged assets are mortgaged real estate assets as of September 30, 2012 and as of December 31, 2011 of ThCh$3,676,179 and ThCh$4,269,302, respectively.

•

In December 2006, the National Consumer Service (SERNAC) filed a class action suit before the Courts of Justice against Cencosud Administradora de Tarjetas S.A., which was notified of the suit in January 2007. The court of first instance court issued its decision on December 31, 2010, ruling in the plaintiff’s favor and directing the defendant to return the excess money charged. The court accepted the Company´s statute of limitations claim only with respect to charges made before December 7, 2006; the court directed the defendant to pay each affected consumer one monthly tax unit and to pay the government a fine of 50 monthly tax units. Cencosud Administradora de Tarjetas S.A. appealed the aforementioned ruling. On October 3, 2011, the Santiago Court of Appeals issued its ruling, upholding the statute of limitations argument and, as a result, overturned the ruling of the lower court. The National Consumer Service appealed and the case is currently pending before the Supreme Court of Chile.

•	The subsidiaries of Cencosud S.A. in Chile are involved in lawsuits and litigation that are pending as of period end. The amounts of these claims are covered by a civil liability insurance policy.

•

A civil lawsuit was filed against the indirectly owned subsidiary GBarbosa Comercial (Brazil) by the Public Employees Union in supermarkets in the State of Sergipe in Brazil, which is awaiting an initial court ruling. The union is seeking compensation for overtime hours for all employees of the subsidiary for the period after May 2007. The petition was filed and supported by a separate decision issued through a public civil claim, which annulled a bank of hours from May 2007 to April 2009.

•

A class action suit was also filed against the indirectly owned subsidiary G Barbosa Comercial (Brazil) filed by “The Retail and Service Establishment Employees Union, Paulo Afonso and the Region,” based on the alleged violation of a clause in the Collective Bargaining Agreement that prohibits stores in this region from operating on Sundays after 1:00 pm. The request for payment of fines to the union has been confirmed in the first and second instance rulings and is awaiting decision on an appeal.

There is no evidence that could support a reasonable estimate of the amount in question, given the extreme difficulty of determining the number of employees allegedly affected by the work schedule at that time.

•

Cencosud Administradora de Tarjetas S.A. has filed a lawsuit against the Company Mis Cuentas. Com S.A. related to the non-delivery of ThCh$1,212,175 in connection with the collection of payments from credit cards issued by Cencosud, through the internet portal, Mis cuentas.Com S.A.

Contingencies and legal proceedings disclosed above are deemed to be of a remote outcome. Legal claims where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation are recorded in the Provision and other liabilities account (See Note 13)

Note 18—Stock options

As of September 30, 2012, the Company has a share-based compensation plan for executives of Cencosud S.A. and affiliates. The details of the arrangements are described below:

Agreement	Stock options granted to key executives	Stock options granted to key executives
Nature of the arrangement	Years of service plan	Performance incentive plan
Date of grant	1/1/2010	1/1/2010
Number of instruments granted	8,392,143 shares	16,607,857 shares
Exercise price	Ch$1,750	Ch$1,750
Share price at grant date	Ch$1,766.8	Ch$1,766.8
Expected term (in years)	3.3	3.3
Vesting condition

a) As of the grant date, the executive must have a current employment contract with the Company or any of its subsidiaries in Chile or abroad, as the case may be, without any interruption in his or her employment relationship.

b) From the date of signing of the stock option contract and until the excercise date, the Executive has not committed any serious breach of his or her employment duties, as determined at the Company’s sole discretion.

		The vesting condition requires that EBITDA for the year ended December 31, 2012 (defined as the consolidated net income of Cencosud S.A. plus financial interest, depreciation, amortization and income taxes, excluding the variation of adjustment units and change by revaluation of investment properties) increases 100% or more based on EBITDA for the year ended December 31, 2009 (equivalent to ThCh$ 403,210,000). EBITDA is calculated based only on the businesses that the Company has or operates as of signing date of the stock option contract and excludes any acquisition (such as purchase, merger, or other similar transaction) made by the Company.

Settlement	Shares	Shares

Data used in the options pricing model:

Weighted average price of shares used	Ch$1,766.8	Ch$1,766.8
Exercise price	Ch$1,750	Ch$1,750
Expected volatility	16.0%	16.0%
Expected term at grant date (in years)	3.3	3.3
Risk free interest rate	4.7%	4.7%
Expected dividends (dividend yield)	0%	0%
Anticipated % of executives leaving the plan (at grant date)	10%	10%
Fair value per granted instrument at the grant date	Ch$331.87	Ch$331.87

	Number of shares
Stock options granted to key executives	September 30, 2012	December 31, 2011

Outstanding as of the beginning of the period	22,717,830	23,412,830
Granted during the period	100,000	735,000
Forfeited during the period	(1,040,000)	(1,430,000)
Outstanding at the end of the period	21,777,830	22,717,830
Eligible for exercise at the end of the period	21,777,830	22,717,830

Plans at the end of the period	261	271

Stock options-Impact on Statement of Income by function for the nine-month periods ended September 30, 2012 and 2011:

	2012	2011
	ThCh$	ThCh$
Impact on the Statement of Income by function	1,723,173	1,723,173

At the end of each reporting period, the group revises its estimates of the number of options that are expected to vest. At September 30, 2012 and 2011, the Company expected 21,777,830 and 22,717,830 shares would vest.

When the options are exercised, the company decides if new compensation plans are issued with stock-option based payments.

The Company utilizes a valuation model that is based on a constant volatility assumption to value its employee share options. The fair value of each option granted has been estimated, as of the grant date, using the Black Scholes option pricing model.

Note 19—Subsequent events

Santiago, Chile, October 19, 2012. – Cencosud S.A. (“Cencosud” or the “Company”) announced that J.P. Morgan Securities LLC and UBS Securities LLC, as representatives of the underwriters in the equity offering that closed on June 26, 2012, agreed to waive the six-month lock-up restrictions on the offer and sale of shares of common stock of Cencosud by the Company that may be issued in connection with a capital increase in an amount up to the Chilean peso equivalent of US$1,500,000,000 or the amount as may be agreed by the shareholders at the extraordinary shareholders meeting that is to be used to refinance, in whole or in part, the indebtedness incurred in connection with the purchase by the Company of Carrefour S.A.’s operations in Colombia. The Company plans to convene an extraordinary shareholders assembly on November 20, 2012 to approve the capital increase and related matters.

In addition, the Board of Directors of the Company also directed Management of the Company to undertake preparations for the issuance of debt securities in an agrégate principal amount up to U.S.$1,000 million subject to prevailing interest rates, liquidity considerations and market conditions to be used for the refinancing of existing indebtedness of the Company

On October 18, 2012, Cencosud S.A. (“Cencosud” or the “Company”) filed an official notice of an essential event, or “Hecho Esencial”, with the Chilean Superintendency of Securities and Insurance, “Superintendencia de Valores y Seguros” (“SVS”), pursuant to article 9 and second paragraph of article 10 of Act number 18.045 of the Republic of Chile, and Section II of the General Rule No. 30 of the SVS, announcing the execution by the Company of a stock purchase agreement with Carrefour Nederlans B.V., a company organized under the laws of the Kingdom of the Netherlands and an affiliate of Carrefour S.A (the “Stock Purchase Agreement”), in respect of the purchase by the Company of 100% of the capital stock of Colombia Holdings Alpha BV, Colombia Holdings Thalie BV, Colombia Holdings Calliope BV, Colombia Holdings Uranie BV, and Colombia Holdings Coledim BV, each organized under the laws of the Kingdom of the Netherlands, as well as the purchase by the Company of 100% of the capital stock of Grandes Superficies de Colombia S.A. and Atacadao de Colombia S.A.S., each organized under the laws of Colombia (collectively, the “Acquired Companies”), for a total purchase price equal to 2,000 million Euros subject to adjustments pursuant to the Stock Purchase Agreement. The Acquired Companies operate supermarkets under the Carrefour brand name in Colombia.

The transfer of the capital stock of the Acquired Companies is expected to close before December 31, 2012. The Company has also entered into a credit agreement with JP Morgan Chase Bank in the amount of US$ 2,500 million to finance the purchase of the Acquired Companies.

The acquisition of the Acquired Companies marks a strategic entry by the Company into the supermarket segment in Colombia and consolidates the existing presence of the Company’s Easy stores in Colombia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By	/s/ Juan Manuel Parada
	Name:	Juan Manuel Parada
	Title:	Chief Financial Officer

Date: November 21, 2012